UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 10)1

QUALITY SYSTEMS, INC.

(Name of Issuer)

Common Stock, $.01 Par Value

(Title of Class of Securities)

747582104

(CUSIP Number)

Keith E. Gottfried, Esquire

Blank Rome LLP

Watergate 600 New Hampshire Avenue

Washington, DC 20037

(202) 772-5887

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 30, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

1	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 747582104	Schedule 13D	Page 2 of 10

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) AHMED HUSSEIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA AND EGYPT

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 4,654,100*
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 4,654,100
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,654,100*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.9%

(based on the 27,454,221 shares of Common Stock reported to be outstanding as of June 1, 2008 in the Issuer’s Annual Report on Form 10-K for the fiscal year ended March 31, 2008 and, assuming for such purposes, that the 46,500 shares that are subject to options held by the Reporting Person are deemed to issued and outstanding for purposes of computing the percentage of outstanding securities owned by the reporting person)

14	TYPE OF REPORTING PERSON (See Instructions) IN

*	Includes options to purchase 46,500 shares of the Issuer’s common stock.

CUSIP No. 747582104	Schedule 13D	Page 3 of 10

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) IBRAHIM FAWZY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION EGYPT

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 26,500
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 26,500
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,500*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%
14	TYPE OF REPORTING PERSON (See Instructions) IN

*	Includes options to purchase 26,500 shares of the Issuer’s common stock.

CUSIP No. 747582104	Schedule 13D	Page 4 of 10

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) EDWIN HOFFMAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 2,500
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 2,500
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,500*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%
14	TYPE OF REPORTING PERSON (See Instructions) IN

*	Includes options to purchase 2,500 shares of the Issuer’s common stock.

INTRODUCTION.

This Amendment No. 10 to Schedule 13D (“Amendment No. 10”) amends and supplements the Schedule 13D filed by Ahmed Hussein (“Dr. Hussein”) as most recently amended and supplemented by Amendment No. 9 to the Schedule 13D filed with the Securities and Exchange Commission on May 27, 2008 relating to the shares of common stock, par value $0.01 per share (the “QSI Common Stock” or the “Shares”), of Quality Systems, Inc., a California corporation (the “Issuer”). Ibrahim Fawzy and Edwin Hoffman are hereby added as Reporting Persons to the Schedule 13D.

Item 2.	IDENTITY AND BACKGROUND.

Ibrahim Fawzy (“Dr. Fawzy”) has been nominated by Dr. Hussein for election to the Board of Directors of the Issuer. The principal occupation of Dr. Fawzy is serving as the President of Fawzy Consultancy, which he founded in 1999 and which does work in the fields of industry and investment in Egypt and the Arab world. The business address of Dr. Fawzy is c/o Fawzy Consultancy, 28 Adly Street, Cairo, Egypt. Dr. Fawzy is a citizen of the Egypt.

Edwin Hoffman (“Dr. Hoffman”) has been nominated by Dr. Hussein for election to the Board of Directors of the Issuer. The principal occupation of Dr. Hoffman is that of a self-employed engineering consultant. The business address of Dr. Hoffman is 614 Isham Circle, Brielle, New Jersey 08730. Dr. Hoffman is a citizen of the United States of America.

No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

No Reporting Person, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Messrs. Fawzy and Hoffman do not directly hold any shares of QSI Common Stock. They only hold stock options to purchase such shares. Such options were granted to them by the Company, in connection with their service as directors of the Company, pursuant to the Company’s Director Compensation Program.

Item 4.	PURPOSE OF TRANSACTION.

Dr. Hussein currently intends to conduct a proxy solicitation seeking to elect six (6) nominees, including himself and Messrs. Fawzy and Hoffman, to the Issuer’s Board of Directors at the Issuer’s 2008 Annual Meeting of Stockholders, or any other meeting of stockholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof (the “2008 Annual Meeting”). Accordingly, on July 1, 2008, Dr. Hussein delivered a notice to the Issuer (the “Notification Letter”) of his intent to nominate six (6) persons for election to the Issuer’s Board of Directors and to propose amendments to certain provisions of the Issuer’s Amended and Restated Bylaws (the “Bylaws”) as described in the Notification Letter, at the 2008 Annual Meeting, and of his intention to solicit proxies from the Issuer’s stockholders in connection therewith. Also on July 1, 2008, Dr. Hussein issued a press release ( the “Press Release”) publicly disclosing that the Notification Letter had been sent to the issuer. A copy of the Press Release and the Notification Letter are attached hereto as Exhibits B and C, respectively, and are incorporated by reference herein. Any descriptions contained herein of the Press Release and the Notification Letter are qualified in their entirety by reference to the complete text of the Press Release and Notification Letter attached hereto. Dr. Hussein intends to solicit proxies of other stockholders and may take such other actions as he deems necessary or desirable in order to secure the election of his nominees and the approval of his other stockholder proposals.

On July 1, 2008, Dr. Hussein made his demand to inspect stockholder records of the Issuer pursuant to Sections 1600 – 1605 of the California Corporations Code (the “Demand Letter”). A copy of the Demand Letter is attached hereto as Exhibit D and is incorporated by reference herein, and any description herein of the Demand Letter is qualified in its entirety by reference to such letter.

On July 1, 2008, Dr. Hussein submitted a request letter (the “Rule 14a-7 Request”) to the Issuer pursuant to Rule 14a-7 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), requesting the Issuer’s stockholder list and security position listings for the purpose of disseminating solicitation materials to the holders of the Common Stock. A copy of the Rule 14a-7 Request is attached hereto as Exhibit E and is incorporated by reference herein, and any description herein of the Rule 14a-7 Request is qualified in its entirety by reference to such letter.

Other than as described in this Item 4, or such as would occur if Dr. Hussein decided to pursue any of the actions described above, the Reporting Persons do not have any present plans or proposals which relate to or would result in: (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer’s business or corporate structure; (vii) any changes in the Issuer’s charter, bylaws or other instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (x) any action similar to any of those enumerated above.

The Reporting Persons intends to review their investment in the Issuer on a continuing basis and engage in discussions with management, the Board and other stockholders of the Issuer, as well as other relevant parties, concerning the business, operations, governance, management, strategy and future plans of the Issuer. Depending on various factors including, without limitation, the Issuer’s financial position and strategic direction, the outcome of the discussions referenced above, actions taken by the Board, price levels of the Shares, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, making other proposals to the Issuer concerning changes to the capitalization, ownership structure or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares and/or otherwise changing their intention with respect to any and all matters referred to in this Item 4.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

The aggregate percentage of Shares reported to be owned by each person named herein is based upon 27,454,221 Shares outstanding, which is the total number of shares reported to be outstanding as of June 1, 2008 in the Issuer’s Annual Report on Form 10-K for the fiscal year ended March 31, 2008.

As of the date hereof, Dr. Hussein beneficially owns 4,654,100 shares of QSI Common Stock, including 46,500 stock options to purchase Shares, constituting 16.9% of the issued and outstanding shares of QSI Common Stock (based on the 27,454,221 shares of QSI Common Stock reported to be outstanding as on June 1, 2008 in the Issuer’s Annual Report on Form 10-K for the fiscal year ended March 31, 2008 and, assuming for such purposes, that the 46,500 Shares that are subject to options held by Dr. Hussein are deemed to be issued and outstanding for purposes of computing the percentage of outstanding securities owned by Dr. Hussein). Dr. Hussein has sole voting and dispositive power with respect to his Shares.

Dr. Hussein, as a member of a “group” for the purposes of Rule 13d-5(b)(1) of the Exchange Act, may be deemed to beneficially own the 26,500 Shares beneficially owned by Dr. Fawzy and the 2,500 Shares beneficially owned by Dr. Hoffman. Dr. Hussein disclaims beneficial ownership of the Shares beneficially owned by either Dr. Fawzy or Dr. Hoffman.

As of the date hereof, Dr. Fawzy beneficially owns 26,500 shares of QSI Common Stock, including 26,500 stock options to purchase Shares, constituting less than 1% of the issued and outstanding shares of QSI Common Stock. Dr. Fawzy has sole voting and dispositive power with respect to his Shares.

Dr. Fawzy, as a member of a “group” for the purposes of Rule 13d-5(b)(1) of the Exchange Act, may be deemed to beneficially own the 4,654,100 Shares beneficially owned by Dr. Hussein and the 2,500 Shares beneficially owned by Dr. Hoffman. Dr. Hussein disclaims beneficial ownership of the Shares beneficially owned by either Dr. Hussein or Dr. Hoffman.

As of the date hereof, Dr. Hoffman beneficially owns 2,500 shares of QSI Common Stock, including 2,500 stock options to purchase Shares, constituting less than 1% of the issued and outstanding shares of QSI Common Stock. Dr. Hoffman has sole voting and dispositive power with respect to his Shares.

Dr. Hoffman, as a member of a “group” for the purposes of Rule 13d-5(b)(1) of the Exchange Act, may be deemed to beneficially own the 4,654,100 Shares beneficially owned by Dr. Hussein and the 26,500 Shares beneficially owned by Dr. Fawzy. Dr. Hoffman disclaims beneficial ownership of the Shares beneficially owned by either Dr. Hussein or Dr. Fawzy.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

On June 30, 2008, the Reporting Persons entered into a Joint Filing Agreement (the “Joint Filing Agreement”). Pursuant to the Joint Filing Agreement, the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to shares of QSI Common Stock of the Issuer to the extent required under applicable securities laws. A copy of the Joint Filing Agreement is attached hereto as Exhibit A and is incorporated herein by reference.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A	Joint Filing Agreement dated June 30, 2008 by and among Ahmed Hussein, Ibrahim Hussein and Edwin Hoffman.

Exhibit B	Press Release dated July 1, 2008 announcing Ahmed Hussein’s intention to nominate and seek to elect individuals to the Issuer’s Board of Directors, to propose amendments to Issuer’s Bylaws, and solicit proxies in connection with the Issuer’s Annual Meeting.

Exhibit C	Notification Letter dated July 1, 2008 notifying the Issuer of Ahmed Hussein’s intention to nominate directors for election to the Issuer’s Board of Directors, propose amendments to the Issuer’s Bylaws and solicit proxies in connection with the Issuer’s Annual Meeting.

Exhibit D	Demand Letter dated July 1, 2008 requesting inspection of stockholder records of the Issuer.

Exhibit E	Rule 14a-7 Request Letter dated July 1, 2008 requesting the Issuer’s stockholder list and security position listings for the purpose of disseminating solicitation materials to the holders of QSI Common Stock.

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 1, 2008

/s/ AHMED HUSSEIN
AHMED HUSSEIN

/s/ IBRAHIM FAWZY
IBRAHIM FAWZY

/s/ EDWIN HOFFMAN
EDWIN HOFFMAN

EXHIBIT INDEX

Exhibit A	Joint Filing Agreement dated June 30, 2008 by and among Ahmed Hussein, Ibrahim Hussein and Edwin Hoffman.

Exhibit B	Press Release dated July 1, 2008 announcing Ahmed Hussein’s intention to nominate and seek to elect individuals to the Issuer’s Board of Directors, to propose amendments to Issuer’s Bylaws, and solicit proxies in connection with the Issuer’s Annual Meeting.

Exhibit C	Notification Letter dated July 1, 2008 notifying the Issuer of Ahmed Hussein’s intention to nominate directors for election to the Issuer’s Board of Directors, propose amendments to the Issuer’s Bylaws and solicit proxies in connection with the Issuer’s Annual Meeting.

Exhibit D	Demand Letter dated July 1, 2008 requesting inspection of stockholder records of the Issuer.

Exhibit E	Rule 14a-7 Request Letter dated July 1, 2008 requesting the Issuer’s stockholder list and security position listings for the purpose of disseminating solicitation materials to the holders of QSI Common Stock.

Exhibit A

SCHEDULE 13D JOINT FILING AGREEMENT

WHEREAS, certain of the undersigned are stockholders, direct or beneficial, of Quality Systems, Inc., a California corporation (the “Company”);

WHEREAS, Ahmed Hussein intends to solicit proxies at the Company’s 2008 Annual Meeting of stockholders, and any adjournments, postponements, continuations and reschedulings thereof or any meeting of stockholders of the Company held in lieu thereof (the “Annual Meeting”), to

1.	To elect six director nominees, Ahmed Hussein, Ibrahim Fawzy, Edwin Hoffman, Murray Brennan, M.D., Thomas R. DiBenedetto, and Joseph D. Stilwell (the “Nominees”), to serve as directors of the Company for a term of office until the annual meeting of the Company’s stockholders to be held in the year 2009 and until their successors are elected and qualified (“Proposal 1”);

2.	To amend the Amended and Restated Bylaws (the “Bylaws”) of the Company to conform the definition of independent director contained therein to the definition of independent outside director advocated by RiskMetrics ISS Governance Services. (“Proposal 2”); and

3.	To repeal each provision of the Bylaws and any and all amendments to the Bylaws (whether effected by supplement to, deletion from or revision of the by-laws) since June 2, 2008 (the last date of reported changes) and before the effectiveness of the foregoing Proposals and the seating of the Nominees on the Board, other than those provisions which were duly adopted by the stockholders of the Company and those provisions which under California law cannot be repealed by the stockholders of the Company, and to provide that, without the affirmative vote of the holders of a majority of the stock of the Company having voting power, the Company’s Board may not thereafter amend any section of the Bylaws affected by such repeal or adopt any new Bylaw provision in a manner which serves to reinstate any repealed provision or adopt any provision having a similar effect as the repealed provision (“Proposal 3,” and collectively with Proposal 1 and Proposal 2, the “Proposals”).

NOW, IT IS HEREBY AGREED, this 30th day of June 2008 by the parties hereto, intending to be legally bound hereby:

1. In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), each of the undersigned (collectively, the “Group”) agrees to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Company to the extent required under applicable securities laws. Each of the undersigned agrees to the joint filing of any necessary amendments to the Schedule 13D. Each member of the Group shall be responsible for the accuracy and completeness of his own disclosure therein, and is not responsible for the accuracy and completeness of the information concerning the other members, unless such member knows or has reason to know that such information is inaccurate.

2. So long as this Agreement is in effect, each of the undersigned shall provide written notice to Blank Rome LLP (“Blank Rome”) and to the other parties of (a) any of their purchases or sales of securities of the Company or (b) any securities of the Company over which they acquire or dispose of beneficial ownership. Notice shall be given no later than twenty-four (24) hours after each such transaction.

3. The relationship of the parties hereto shall be limited to carrying on the business of the Group in accordance with the terms of this Agreement. Such relationship shall be construed and deemed to be for the sole and limited purpose of carrying on such business as described herein. Nothing herein shall be construed to authorize any party to act as an agent for any other party, or to create a joint venture or partnership, or to constitute an indemnification. Nothing herein shall restrict any party’s right to purchase securities of the Company, as he deems appropriate, in his/its sole discretion.

4. This Agreement may be executed in counterparts, each of which shall be deemed an original and all of which, taken together, shall constitute but one and the same instrument, which may be sufficiently evidenced by one counterpart.

5. In the event of any dispute arising out of the provisions of this Agreement, the parties hereto consent and submit to the exclusive jurisdiction of the Federal and State Courts in the State of New York.

6. The obligations of each party under this Agreement terminate automatically without any further action on the part of such party on the first business day following the conclusion of the 2008 Annual Meeting.

7. Each party acknowledges that Blank Rome shall act as counsel for both the Group and Ahmed Hussein.

8. Each of the undersigned parties hereby agrees that this Agreement shall be filed as an exhibit to the Schedule 13D pursuant to Rule 13d-1(k)(1)(iii) under the Exchange Act.

9. Each Reporting Person hereby constitutes and appoints Ahmed Hussein as his/its true and lawful attorney-in-fact and agent, with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this Schedule 13D under the Exchange Act and to file the same, with all exhibits thereto, and other documents in connection therewith, with authority to do and perform each and every act and the requisite and necessary to be done in and about the premises as fully to all intents and purposes as he or it might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

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[BALANCE OF PAGE INTENTIONALLY LEFT BLANK]

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day and year first above written.

/s/ AHMED HUSSEIN
Ahmed Hussein

/s/ IBRAHIM FAWZY
Ibrahim Fawzy

/s/ EDWIN HOFFMAN
Edwin Hoffman

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Exhibit B

Media Contacts:

Ahmed Hussein

Telephone: (212) 332-1700

Facsimile: (212) 332-2599

Investor Contacts:

Kenneth L. Altman

The Altman Group, Inc.

Telephone: (212) 681-9600

Facsimile: (212) 681-1383

FOR IMMEDIATE RELEASE

AHMED HUSSEIN DISCLOSES HIS NOMINATION OF

SIX DIRECTOR CANDIDATES FOR THE QUALITY SYSTEMS BOARD

Proposes Slate of Highly Qualified and Experienced Nominees

Dedicated to Improving Operating Performance

and Enhancing Corporate Governance

NEW YORK, NY July 1, 2008 – Ahmed Hussein today announced that he intends to solicit proxies relating to the 2008 annual meeting of stockholders of Quality Systems, Inc. (NasdaqGS: QSII) to elect six highly qualified and experienced individuals, including himself, to the Quality Systems Board of Directors. Dr. Hussein detailed his intention in a written notice that is being delivered to Quality Systems today and which will be made publicly available when it is filed with the Securities and Exchange Commission. Dr. Hussein beneficially owns 4,654,100 shares of Quality Systems common stock representing approximately 17% of Quality Systems’ issued and outstanding shares, based upon the amount of shares indicated as being outstanding as of June 1, 2008 in Quality Systems’ Annual Report on Form 10-K for its fiscal year ended March 31, 2008. Dr. Hussein is currently one of the independent members of the Quality Systems Board of Directors and has served on the Quality Systems Board since 1999. He has been a stockholder of Quality Systems since 1982. Dr. Hussein believes that his nominees will strengthen Quality Systems’ Board by adding independent directors with a stockholder orientation, a broad range of relevant experiences, and a firm commitment to improving the operating performance and corporate governance of Quality Systems.

“For over a quarter of a century, I have been involved with Quality Systems and committed to its success. As a major long-term stockholder, my interests are aligned with virtually all stockholders. I believe that a more independent Board of Directors will both enhance investor confidence in Quality Systems and the ability of the Board to conduct its business free from any undue or inappropriate influences or the appearance that such influences are being exerted. However, it has become apparent to me that these urgently needed corporate governance reforms can only be successfully adopted and implemented after significant changes are made to the current membership and leadership of Quality Systems’ Board of Directors, particularly given that its leadership is wedded to, and has a vested stake in, the preservation of the status quo,” said Ahmed Hussein. “In recent months, I have attempted on a number of occasions to engage the Board’s Chairman in a constructive dialogue concerning what I believe to be the urgent need to have the Company upgrade its corporate governance practices so that they are more in line with those advocated by leading corporate governance groups like RiskMetrics ISS Governance Services. Not surprisingly, my efforts have been blocked and frustrated at every turn, making this proxy contest not only inevitable but necessary if the interests of stockholders to be protected.

As directors of a reconstituted Board, my nominees will take immediate action to upgrade the Company’s corporate governance practices and implement a new strategy for growing worldwide revenues and increasing returns for investors. My nominees are successful and experienced professionals who will provide fresh thinking, fresh perspectives and fresh ideas. My fellow Quality Systems stockholders should be entitled to the opportunity to vote for an alternative slate of director nominees.

I believe that just the presence of an alternative slate of director nominees will benefit all stockholders and will increase the likelihood that meaningful actions will be taken by the Company to benefit Quality Systems and its stockholders.”

Ahmed Hussein’s six director nominees, including himself, form a highly qualified, experienced and dedicated team that is committed to positioning Quality Systems for long-term growth and profitability, delivering value for stockholders and improving corporate governance. If elected, they will be actively engaged in guiding Quality Systems’ senior management, and holding them accountable for adhering to the highest standard of corporate governance and for delivering consistent revenue growth and profitability.

In addition to the election of his nominees, Ahmed Hussein is also notifying Quality Systems that he will also be soliciting proxies in support of a stockholder proposal to replace the definition of independent director contained in the Quality Systems Bylaws with the definition of independent outside director advocated by RiskMetrics ISS Governance Services and a stockholder proposal intended to prevent the current Board members from seeking to entrench themselves and frustrate the will of the stockholders by, among other things, creating obstacles to providing Quality Systems stockholders with the choice and opportunity to vote for Dr. Hussein’s nominees.

Ahmed Hussein also announced today that, in connection with his intended solicitation of proxies to be used at the 2008 annual meeting of stockholders, he has retained the law firm of Blank Rome LLP as his legal advisor and The Altman Group, Inc. as his proxy solicitor.

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Nominees Fully Committed to Driving Stockholder Value and Improving Corporate Governance

Dr. Hussein has assembled the following slate of highly qualified and experienced nominees who, if elected, will provide Quality Systems with the strong leadership and strategic direction necessary to drive and enhance stockholder value and improve corporate governance. They are fully committed to serving in the best interests of all stockholders. The nominees beneficially own, in the aggregate, 4,654,100 shares of Quality Systems’ common stock, representing approximately 17% of the issued and outstanding shares, based upon the amount of shares reported to be issued and outstanding in Quality Systems’ Annual Report on Form 10-K for its fiscal year ended March 31, 2008.

Nominees that are current directors of Quality Systems:

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Ahmed Hussein – Dr. Hussein is, and has been since 1999, a director of Quality Systems, and has been a stockholder of Quality Systems since 1982. Dr. Hussein is the Chairman of the Board of Directors of National Investment Company, Cairo, Egypt. Dr. Hussein founded National Investment Company in 1996 and has served as a member of its Board of Directors since its inception and as Chairman since 1999. Dr. Hussein served as a Senior Vice President of Dean Witter from 1993 to 1996 and, earlier, served as an investment banker with various firms, including L.F. Rothschild, Prudential Bache Securities, Oppenheimer & Co., Smith Barney and Shearson Lehman Hutton. Dr. Hussein is a director of the Six of October University, and the Chairman of the Board of Directors of Nobria Agriculture, a publicly held company. Dr. Hussein holds a Bachelors degree in Electrical Engineering from Cairo University, a Masters of Science degree from the American University of Cairo, a Postgraduate degree in Statistics from Cairo University, a Masters of Science degree in Mathematics from the Polytechnic Institute of New York, and a Doctorate degree in Electrical Engineering from the Polytechnic Institute of New York. Over the years, Dr. Hussein has made numerous contributions to professional journals and is the recipient of numerous awards of recognition, including a Fulbright fellowship and a gold medal from Cairo University.

•

Ibrahim Fawzy – Dr. Fawzy is, and has been since 2005, a director of Quality Systems. Dr. Fawzy is an emeritus professor of Mechanical Engineering at Cairo University in Egypt. He is also the President of Fawzy Consultancy, which he founded in 1999 and which does work in the fields of industry and investment in Egypt and the Arab world. Dr. Fawzy received his Bachelors degree in Mechanical Engineering in 1962 from Cairo University and his PhD in 1968 from University College London in England. Throughout his academic career, Dr. Fawzy has taught many courses in Mechanical Engineering at Cairo University as well as teaching for two years at the University of London. Between 1979 and 1983 he served as Cultural Attaché at the Egyptian Embassy in London. His research papers have been published in leading

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specialized periodicals including the Proceedings and Philosophical Transactions of the Royal Society in London. Dr. Fawzy also served as the Cabinet Minister of Industry and Mineral Wealth in the Egyptian Government from 1993-1996. In this post, he had the top responsibility for all projects and plans of the Egyptian Government in industry and Mineral Wealth. From 1996-1999 he was appointed as the Chairman and CEO of the General Authority for Investment and Free Zones where he oversaw all private sector companies in Egypt including Egyptian and foreign companies. At present, in addition to serving as a director of QSI, Dr. Fawzy is a director of Olympic Group for Financial Investments, Egyptians Abroad Investment and Development Co. and Egyptians Abroad for Portfolio Management, all publicly-held companies based in Egypt. Dr. Fawzy also serves as the Chairman of Egyptians Co. for Housing, Development & Reconstruction, a publicly-held company based in Egypt.

•

Edwin Hoffman – Dr. Hoffman is, and has been since 2006, a director of Quality Systems. Dr. Hoffman is currently a self-employed engineering consultant. In 1972, he co-founded Osborne-Hoffman, Inc., a security industry company where he was President and Chief Executive Officer until its acquisition in 2002 by the General Electric Company. The company’s principal products are central station receivers for monitoring alarm systems. Osborne-Hoffman is now a General Electric brand. From 2002 to 2007, Dr. Hoffman was President of O-H Inc., an engineering consulting firm and consultant to General Electric. Prior to joining Osborne-Hoffman, Dr. Hoffman held engineering positions at Bell Laboratories and Litton Industries and a financial position at the Hanover Bank. Dr. Hoffman holds a Bachelors of Science Degree in Electrical Engineering from City College, New York, a Masters of Science Degree in Electrical Engineering and a Doctorate Degree in Electrical Engineering from the Polytechnic Institute of Brooklyn. He is the author of 10 technical papers and is the named inventor on two patents filed with the U.S. Patent and Trademark Office.

Non-incumbent nominees:

•

Murray Brennan, M.D. – Dr. Brennan is Emeritus Chairman of the Memorial Sloan-Kettering Cancer Center’s Department of Surgery and previously served as Chairman from 1985 to 2007. Dr. Brennan has lectured and been a visiting professor throughout the world and has authored more than 800 scientific papers. He has served as director of the American Board of Surgery, Chairman of the American College of Surgeons Commission on Cancer, President of the Society of Surgical Oncology, President of the American Surgical Association, the oldest and most prestigious surgical association in the United States, and Vice President of the American College of Surgeons. Dr. Brennan is currently a member of the National Academy of Sciences. He is the recipient of numerous honors and medals for his leadership of surgery and oncology worldwide. He serves on the Board of Directors of Ziopharm Oncology, Inc., a publicly-held

4

biopharmaceutical company engaged in the development and commercialization of a diverse, risk-sensitive portfolio of in-licensed cancer drugs to address unmet medical needs. Dr. Brennan also serves on the Board of Directors of the de Beaumont Foundation.

•

Thomas R. DiBenedetto – Mr. DiBenedetto is the president, founder of principal stockholder of Boston International Group, Inc., an investment management firm, since 1983; president, founder and principal stockholder of Junction Investors Ltd., an investment management firm, since 1992. Mr. DiBenedetto serves on the Board of Directors of Alexander’s Inc., a New York based Real Estate Investment Trust and several private companies. He is also a limited partner of the Boston Red Sox Baseball Club. He was formerly a director of NWH, Inc. whose principal subsidiary, Electronic Network Systems, Inc. is a medical claims processing company. NWH was sold to Ingenix in 2006. Mr. DiBenedetto was also a director of Voice Signal Technologies, Inc., a voice recognition business which was sold to Nuance Communications, Inc. in 2007. Mr. DiBenedetto also serves as Chairman of Jefferson Waterman International, a Washington D.C. based business intelligence and government relations firm; a director of ProSecure, a Middle-East based security firm; and two Moscow based entities: Infotecs International, an internet security firm; and Athena Holdings, LLC, a real estate and mining company. Mr. DiBenedetto is a member of the Board of Trustees of: Trinity College in Hartford Connecticut, Boston Biomedical Research Institute, Canterbury School in Ft. Myers, Florida, Kents Hill School in Kents Hill, Maine, the Nahant Preservation Trust in Nahant Massachusetts and the Ted Williams Museum in Florida. In addition, he is an incorporator of the Perkins School for the Blind, Massachusetts General Hospital, and The Joslin Diabetes Center. He has also served on the Leadership Council at the John F. Kennedy School of Government’s Center for Business and Government at Harvard University. Mr. DiBenedetto was previously employed by Morgan, Stanley & Co., Salomon Brothers Inc. and Allen & Company, all investment banking firms located in New York City. Mr DiBenedetto holds a Bachelor’s degree in Economics, with honors, from Trinity College and an M.B.A. from the University of Pennsylvania’s Wharton School of Business. He has also served as a research fellow at the Massachusetts Institute of Technology.

•

Joseph D. Stilwell – Mr. Stilwell is a private investment manager, and since 1993, has overseen the Stilwell Group of Funds, a series of private limited partnerships organized to invest in securities. Mr. Stilwell is on the board of directors of American Physicians Capital, Inc., a publicly-held provider of medical professional liability insurance, and serves as chairman of the compensation committee and member of the executive, investment, and mergers and acquisition committees of such company. Mr. Stilwell received a Bachelor of Science degree in Economics from The Wharton School of the University of Pennsylvania.

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IMPORTANT INFORMATION

Ahmed Hussein intends to make a preliminary filing with the Securities and Exchange Commission of a proxy statement and an accompanying proxy card to be used to solicit proxies in connection with Quality Systems’ 2008 annual meeting of stockholders. Stockholders are advised to read the proxy statement and other documents related to the solicitation of proxies from stockholders of Quality Systems for use at the 2008 annual meeting when they become available because they will contain important information, including information relating to the participants in such proxy solicitation. When completed, a definitive proxy statement and a form of proxy will be mailed to Quality Systems’ stockholders and will be available, along with other relevant documents, at no charge, at the Securities and Exchange Commission’s website at http://www.sec.gov.

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Exhibit C

AHMED HUSSEIN

630 FIFTH AVENUE, SUITE 2258

NEW YORK, NY 10111-0100

TELEPHONE: (212) 332-1700

FACSIMILE: (212) 332-2599

July 1, 2008

VIA U.S. MAIL, HAND DELIVERY

AND FACSIMILE TRANSMISSION

Quality Systems, Inc.

18111 Von Karman Avenue, Suite 600

Irvine, CA 92612

Attention: Mr. Paul Holt

Corporate Secretary

Re:	Stockholder Notice of Intention to Nominate Persons for Election to the Board of Directors, and to Bring Other Business before the Stockholders, of Quality Systems, Inc.

Ladies and Gentlemen:

Pursuant to and in accordance with the instructions set forth in the Proxy Statement on Schedule 14A filed by Quality Systems, Inc., a California corporation (“QSI” or the “Company”), with the U.S. Securities and Exchange Commission (the “SEC” or the “Commission”) on July 6, 2007 (the “2007 Proxy Statement”) and pursuant to the Company’s Amended and Restated Bylaws (the “Bylaws”), Ahmed Hussein (the “Stockholder”) hereby gives notice (this “Notice”) of his intention to (i) nominate the following six (6) persons to stand for election to the Board of Directors of the Company (the “Board”) at the next annual or special meeting of stockholders of the Company at which directors are to be elected (including any and all adjournments, postponements, reschedulings or continuations thereof, the “Stockholder Meeting”): Ahmed Hussein, Ibrahim Fawzy, Edwin Hoffman, Murray Brennan, Thomas R. DiBenedetto and Joseph D. Stilwell (the “Nominees”) and (ii) bring before the Stockholder Meeting, for consideration and action by the Company’s stockholders, resolutions effecting the other business and proposals listed on Exhibit A to this Notice (collectively, the “Proposals”).

All information required to be included in this Notice pursuant to the Bylaws, including Article II, Section 2(b) (the “Proposal Requirements”) and Section 2(c) (the “Nomination Requirements”), has been provided by the Stockholder and the Nominees. Where applicable information sought by the Bylaws or Schedule 14A (“Schedule 14A”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), would

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July 1, 2008

be answered in the negative and no response would be required to be included in a proxy statement, no such response is included herein. All information set forth herein relating to any person other than the Stockholder is given only to the knowledge of the Stockholder.

The Exhibits and Annexes hereto are hereby incorporated into and made a part of this Notice to the same extent as though fully set forth herein. To the extent that information set forth at any point in this Notice, including the Exhibits and Annexes hereto, is responsive to a specific heading below, the information below each such heading shall be deemed to incorporate such information, no matter where such information appears in this Notice, including the Exhibits and Annexes hereto. Accordingly, all matters disclosed in any part of this Notice, including the Exhibits and Annexes hereto, shall be deemed disclosed for all purposes of this Notice. All upper case terms appearing in the Exhibits and Annexes that are not defined therein shall have the same meanings as the definitions of such terms in this Notice.

Pursuant to the Nomination Requirements, this Notice sets forth with respect to each of the Nominees: (a) the name, age, business address and residence address of such person; (b) the principal occupation or employment of such person; (c) the class and number of shares of capital stock of the Company which are beneficially owned by such person; and (d) any other information relating to such person that would be required to be disclosed in solicitations for proxies for election of directors pursuant to Regulation 14A under the Exchange Act.

In addition, pursuant to the Nomination Requirements, this Notice sets forth: (a) the name and address of the Stockholder as they appear on the Company’s books; and (b) the class and number of shares of capital stock of the Company which are beneficially owned by the Stockholder.

Pursuant to the Proposal Requirements, this Notice sets forth (a) a brief description of the business desired to be brought before the Annual Meeting and the reasons for conducting such business at the Annual Meeting; (b) the name and address of the Stockholder as they appear on the Company’s books and any other stockholders known by such shareholder to be supporting such proposal; (c) the class and number of shares of the Company which are beneficially owned by the Stockholder as of the date hereof and by any other stockholders known by the Stockholder to be supporting such proposal as of the date hereof; and (d) any financial interest of the Stockholder in such business.

The Stockholder is not aware of any other stockholder of the Company, other than such of the Nominees who may be deemed to beneficially own securities of the Common Stock as a result of having stock options to purchase shares of the Common Stock, that is committed to either (a) supporting the election of the Nominees, or (b) supporting the approval of the Proposals.

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Information Regarding the Stockholder

The Stockholder is the record owner of 319,200 shares (the “Record Shares”) of the Company’s Common Stock, par value $0.01 per share (“QSI Common Stock” or “Common Stock”), as evidenced by the following QSI stock certificate numbers: (a) 7830 (with respect to 19,200 shares of QSI Common Stock) dated June 23, 2008, (b) 7831 (with respect to 275,000 shares of QSI Common Stock) dated June 23, 2008, and (c) 7832 (with respect to 25,000 shares of QSI Common Stock) dated June 27, 2008. In addition, and including the Record Shares and options to purchase 46,500 shares of QSI Common Stock, the Stockholder is the beneficial owner of 4,654,100 shares of the QSI Common Stock (collectively, the “Shares”). The Stockholder is the beneficial holder of approximately 16.9% of the issued and outstanding shares of the QSI Common Stock (based on the 27,454,221 shares of QSI Common Stock reported to be outstanding as of June 1, 2008 in Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2008 and, assuming for such purposes, that the 46,500 shares that are subject to options are deemed to be issued and outstanding for purposes of computing the percentage of outstanding securities owned by the Stockholder). The Stockholder intends to remain the record owner of the Record Shares as of the record date for the Stockholder Meeting and as of the date of the Stockholder Meeting. The name and address of the Stockholder as they appear on the Company’s stock ledger are: Ahmed Hussein, c/o National Investment Co., 630 Fifth Avenue, Suite 2258, New York, New York 10111-0100. As evidence of the Stockholder’s record ownership, attached hereto are copies of stock certificates 7830 and 7831 referenced above which were issued by the Company’s transfer agent and registrar, Computershare Trust Company, N.A.

Information Regarding the Nominees

Nominee Consents

Each of the Nominees has executed a consent to being named as a Nominee and to serving as a director of the Company, if so elected. Copies of such consents are included in Annexes I through VI which are attached hereto and incorporated by reference herein.

Term of Each Nominee

The initial term of each Nominee, if elected, would be until the 2009 Annual Meeting of Stockholders and until a successor has been elected and qualified.

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Biographical Information

The following information sets forth with respect to each of the Nominees: the Nominee’s business experience during the past five (5) years (including principal occupation and employment during the past five (5) years and the name and principal business of any corporation or other organization in which such occupation or employment was carried on) and any directorships held by such Nominee in any company with a class of securities registered pursuant to Section 12 of the Exchange Act or subject to the requirements of Section 15(d) of the Exchange Act or any company registered as an investment company under the Investment Company Act of 1940, as amended. Except as set forth below, no occupation or employment is or was, during such period, carried on by any Nominee with the Company or any corporation or organization which is or was a parent, subsidiary or other affiliate of the Company. Except for the Stockholder, Ibrahim Fawzy and Edwin Hoffman, all of whom currently serve as members of the QSI Board, none of the Nominees has ever served on the QSI Board.

Ahmed Hussein

Ahmed Hussein, age 67, is, and has been since 1999, a director of QSI, and has been a stockholder of QSI since 1982. Dr. Hussein is the Chairman of the Board of Directors of National Investment Company, Cairo, Egypt. Dr. Hussein founded National Investment Company in 1996 and has served as a member of its Board of Directors since its inception and as Chairman since 1999. Dr. Hussein served as a Senior Vice President of Dean Witter from 1993 to 1996 and, earlier, served as an investment banker with various firms, including L.F. Rothschild, Prudential Bache Securities, Oppenheimer & Co., Smith Barney and Shearson Lehman Hutton. Dr. Hussein is a director of the Six of October University, and the Chairman of the Board of Directors of Nobria Agriculture, a publicly held company. Dr. Hussein holds a Bachelors degree in Electrical Engineering from Cairo University, a Masters of Science degree from the American University of Cairo, a Postgraduate degree in Statistics from Cairo University, a Masters of Science degree in Mathematics from the Polytechnic Institute of New York, and a Doctorate degree in Electrical Engineering from the Polytechnic Institute of New York. Over the years, Dr. Hussein has made numerous contributions to professional journals and is the recipient of numerous awards of recognition, including a Fulbright fellowship and a gold medal from Cairo University.

The business address of Dr. Hussein is c/o National Investment Co., 630 Fifth Avenue, Suite 2258, New York, New York 10111-0100.

The residential address of Dr. Hussein can be found in Annex VII hereto.

Annex I hereto sets forth the consent of Dr. Hussein to serve as a director of the Company if elected.

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Ibrahim Fawzy

Ibrahim Fawzy, age 68, is, and has been since 2005, a director of QSI. Dr. Fawzy is an emeritus professor of Mechanical Engineering at Cairo University in Egypt. He is also the President of Fawzy Consultancy, which he founded in 1999 and which does work in the fields of industry and investment in Egypt and the Arab world. Dr. Fawzy received his Bachelors degree in Mechanical Engineering in 1962 from Cairo University and his PhD in 1968 from University College London in England. Throughout his academic career, Dr. Fawzy has taught many courses in Mechanical Engineering at Cairo University as well as teaching for two years at the University of London. Between 1979 and 1983 he served as Cultural Attaché at the Egyptian Embassy in London. His research papers have been published in leading specialized periodicals including the Proceedings and Philosophical Transactions of the Royal Society in London. Dr. Fawzy also served as the Cabinet Minister of Industry and Mineral Wealth in the Egyptian Government from 1993-1996. In this post, he had the top responsibility for all projects and plans of the Egyptian Government in industry and Mineral Wealth. From 1996-1999 he was appointed as the Chairman and CEO of the General Authority for Investment and Free Zones where he oversaw all private sector companies in Egypt including Egyptian and foreign companies. At present, in addition to serving as a director of QSI, Dr. Fawzy is a director of Olympic Group for Financial Investments, Egyptians Abroad Investment and Development Co. and Egyptians Abroad for Portfolio Management, all publicly-held companies based in Egypt. Dr. Fawzy also serves as the Chairman of Egyptians Co. for Housing, Development & Reconstruction, a publicly-held company based in Egypt.

The business address of Dr. Fawzy is c/o Fawzy Consultancy, 28 Adly Street, Cairo, Egypt.

The residential address of Dr. Fawzy can be found in Annex VII hereto.

Annex II hereto sets forth the consent of Dr. Fawzy to serve as a director of the Company if elected.

Edwin Hoffman

Edwin Hoffman, age 70, is, and has been since 2006, a director of QSI. Dr. Hoffman is currently a self-employed engineering consultant. In 1972, he co-founded Osborne-Hoffman, Inc., a security industry company where he was President and Chief Executive Officer until its acquisition in 2002 by the General Electric Company. The company’s principal products are central station receivers for monitoring alarm systems. Osborne-Hoffman is now a General Electric brand. From 2002 to 2007, Dr. Hoffman

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July 1, 2008

was President of O-H Inc., an engineering consulting firm and consultant to General Electric. Prior to joining Osborne-Hoffman, Dr. Hoffman held engineering positions at Bell Laboratories and Litton Industries and a financial position at the Hanover Bank. Dr. Hoffman holds a Bachelors of Science Degree in Electrical Engineering from City College, New York, a Masters of Science Degree in Electrical Engineering and a Doctorate Degree in Electrical Engineering from the Polytechnic Institute of Brooklyn. He is the author of 10 technical papers and is the named inventor on two patents filed with the U.S. Patent and Trademark Office.

The business address of Dr. Hoffman is 614 Isham Circle, Brielle, New Jersey 08730.

The residential address of Dr. Hoffman can be found in Annex VII hereto.

Annex III hereto sets forth the consent of Dr. Hoffman to serve as a director of the Company if elected.

Murray Brennan, M.D.

Murray Brennan, M.D., age 68, is Emeritus Chairman of the Memorial Sloan-Kettering Cancer Center’s Department of Surgery and previously served as Chairman from 1985 to 2007. Dr. Brennan has lectured and been a visiting professor throughout the world and has authored more than 800 scientific papers. He has served as director of the American Board of Surgery, Chairman of the American College of Surgeons Commission on Cancer, President of the Society of Surgical Oncology, President of the American Surgical Association, the oldest and most prestigious surgical association in the United States, and Vice President of the American College of Surgeons. Dr. Brennan is currently a member of the National Academy of Sciences. He is the recipient of numerous honors and medals for his leadership of surgery and oncology worldwide. He serves on the Board of Directors of Ziopharm Oncology, Inc., a publicly-held biopharmaceutical company engaged in the development and commercialization of a diverse, risk-sensitive portfolio of in-licensed cancer drugs to address unmet medical needs. Dr. Brennan also serves on the Board of Directors of the de Beaumont Foundation.

The business address of Dr. Brennan is 1275 York Avenue, New York, New York 10065.

The residential address of Dr. Brennan can be found in Annex VII hereto.

Annex IV hereto sets forth the consent of Dr. Brennan to serve as a director of the Company if elected.

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Thomas R. DiBenedetto

Thomas R. DiBenedetto, age 58, is the president, founder of principal stockholder of Boston International Group, Inc., an investment management firm, since 1983; president, founder and principal stockholder of Junction Investors Ltd., an investment management firm, since 1992. Mr. DiBenedetto serves on the Board of Directors of Alexander’s Inc., a New York based Real Estate Investment Trust and several private companies. He is also a limited partner of the Boston Red Sox Baseball Club. He was formerly a director of NWH, Inc. whose principal subsidiary, Electronic Network Systems, Inc. is a medical claims processing company. NWH was sold to Ingenix in 2006. Mr. DiBenedetto was also a director of Voice Signal Technologies, Inc., a voice recognition business which was sold to Nuance Communications, Inc. in 2007. Mr. DiBenedetto also serves as Chairman of Jefferson Waterman International, a Washington D.C. based business intelligence and government relations firm; a director of ProSecure, a Middle-East based security firm; and two Moscow based entities: Infotecs International, an internet security firm; and Athena Holdings, LLC, a real estate and mining company. Mr. DiBenedetto is a member of the Board of Trustees of: Trinity College in Hartford Connecticut, Boston Biomedical Research Institute, Canterbury School in Ft. Myers, Florida, Kents Hill School in Kents Hill, Maine, the Nahant Preservation Trust in Nahant Massachusetts and the Ted Williams Museum in Florida. In addition, he is an incorporator of the Perkins School for the Blind, Massachusetts General Hospital, and The Joslin Diabetes Center. He has also served on the Leadership Council at the John F. Kennedy School of Government’s Center for Business and Government at Harvard University. Mr. DiBenedetto was previously employed by Morgan, Stanley & Co., Salomon Brothers Inc. and Allen & Company, all investment banking firms located in New York City. Mr DiBenedetto holds a Bachelor’s degree in Economics, with honors, from Trinity College and an M.B.A. from the University of Pennsylvania’s Wharton School of Business. He has also served as a research fellow at the Massachusetts Institute of Technology.

The business address of Mr. DiBenedetto is 151 Tremont Street, No. 10L, Boston, Massachusetts 02111.

The residential address of Mr. DiBenedetto can be found in Annex VII hereto.

Annex V hereto sets forth the consent of Mr. DiBenedetto to serve as a director of the Company if elected.

Joseph D. Stilwell

Joseph D. Stilwell, age 47, is a private investment manager, and since 1993, has overseen the Stilwell Group of Funds, a series of private limited partnerships organized to invest in securities. Mr. Stilwell is on the board of directors of

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American Physicians Capital, Inc., a publicly-held provider of medical professional liability insurance, and serves as chairman of the compensation committee and member of the executive, investment, and mergers and acquisition committees of such company. Mr. Stilwell received a Bachelor of Science degree in Economics from The Wharton School of the University of Pennsylvania.

The business address of Mr. Stilwell is 26 Broadway, 23RD Floor, New York, New York 10004.

The residential address of Mr. Stilwell can be found in Annex VII hereto.

Annex VI hereto sets forth the consent of Mr. Stilwell to serve as a director of the Company if elected.

Absence of Involvement in Certain Legal Proceedings

During the past five years, and with respect to (b) below during the past ten years:

(a) No petition under the Federal bankruptcy laws or any State insolvency law has been filed by or against, and no receiver, fiscal agent or similar officer has been appointed by a court for the business or property of, any Nominee, or any partnership in which any Nominee was a general partner at or within two years before the time of such filing, or any corporation or business association of which the Nominee was an executive officer at or within two years before the time of such filing;

(b) No Nominee has been convicted in a criminal proceeding or is a named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses);

(c) No Nominee has been the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining such person, or otherwise limiting such person, from the following activities:

(i) Acting as a futures commission merchant, introducing broker, commodity trading adviser, commodity pool operator, floor broker, leverage transaction merchant, any other person regulated by the Commodity Futures Trading Commission, or an associated person of any of the foregoing, or as an investment adviser, underwriter, broker or dealer in securities, or as an affiliated person, director or employee of any investment company, bank, savings and loan association or insurance company, or engaging in, or continuing any conduct or practice in connection with, such activity;

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(ii) Engaging in any type of business practice; or

(iii) Engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of Federal or State securities laws or Federal commodities laws.

(d) No Nominee has been the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any Federal or State authority barring, suspending or otherwise limiting for more than sixty (60) days the right of such person to engage in any activity described in paragraph (c)(i) above, or to be associated with persons engaged in any such activity;

(e) No Nominee has been found by a court of competent jurisdiction in a civil action or by the Commission to have violated any Federal or State securities law, where the judgment in such civil action or finding by the Commission has not been subsequently reversed, suspended or vacated; and

(f) No Nominee has been found by a court of competent jurisdiction in a civil action or by the Commodities Futures Trading Commission to have violated any Federal commodities law, where the judgment in such civil action or finding by the Commodity Futures Trading Commission has not been subsequently reversed, suspended or vacated.

Material Proceedings Adverse to the Company

To the best knowledge of the Stockholder, there are no material pending proceedings (or any such proceedings known to be contemplated by governmental authorities) to which any Nominee, or any of their respective associates, is a party adverse to the Company or any of its subsidiaries, or in which any of the Nominees or any of their associates has a material interest adverse to the Company or any of its subsidiaries.

Interests in the Company

Other than as set forth herein, none of the Nominees, nor any associate of any Nominee, nor any of their respective family members has had or will have a direct or indirect material interest in any transaction, or series of similar transactions, since the beginning of the Company’s last fiscal year, or any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries or affiliates was or is to be a party and where the amount involved exceeds $120,000.

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Absence of Any Family Relationships

None of the Nominees has any family relationship with any director or executive officer of the Company, or person known to be nominated or chosen to become a director or executive officer of the Company, or an executive officer of any subsidiary or other affiliate of the Company.

Section 16(a) of the Exchange Act

None of the Nominees has failed to file, or failed to file on a timely basis, reports during the last fiscal year or the current fiscal year related to the Company that are required by Section 16(a) of the Exchange Act.

Interest in Matters to Be Acted Upon

As of the date of this letter, the Stockholder’s interest in the election of the Nominees and the approval of the Proposals by the Company’s stockholders at the Stockholder Meeting is derived from his ownership of the Shares, his interest in being elected to serve as a director of the Company, his interest in improving the Company’s corporate governance practices and as set forth herein.

To the best knowledge of the Stockholder, as of the date of this letter, none of the Nominees or any of their respective associates or affiliates has any material or substantial interest, direct or indirect, by security holdings or otherwise, in any matter to be acted upon at the Stockholder Meeting other than the interest of each Nominee in being elected to serve as a director of the Company and as set forth herein.

The Nominees may be deemed to have an interest in their nominations for election to the QSI Board by virtue of the compensation the Nominees will receive from the Company as directors, if elected to the QSI Board.

One of the Proposals noticed hereby, Proposal 2 as set forth on Exhibit A hereto, is intended to deter the current members of the Board from amending the Bylaws or changing the size of the Board in a manner that would create obstacles to the election of the Nominees. The Stockholder and the other Nominees may be deemed to have an interest in this Proposal insofar as adoption of this Proposal may facilitate the election of the Nominees.

Arrangements or Understandings

The Stockholder is a party to an agreement, dated August 8, 2006, by and between the Stockholder and the Company (the “2006 Agreement”). A copy of the 2006 Agreement and a description thereof was filed by the Company with the SEC on August 9, 2006 as part of its Current Report on Form 8-K, and such description of the 2006 Agreement is incorporated herein by reference.

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Except as set forth herein, the Nominees are not, and have not been within the past year, a party to any contract, arrangement or understanding with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profits, division of losses or profits, or the giving or withholding of proxies.

Except as set forth herein, the Nominees and their respective associates do not beneficially own, directly or indirectly, any securities of any parent or subsidiary of the Company. None of the corporations or organizations in which any of the Nominees has conducted his or her principal occupation or employment was or is a parent, subsidiary or affiliate of the Company, and none of the Nominees holds any position or office with the Company.

None of the Nominees nor any of their respective associates has any arrangement or understanding with respect to future employment by the Company or any of its affiliates or with respect to any future transactions to which the Company or any of its affiliates will be or may be a party.

Under the applicable regulations of the Commission, each of the Nominees will be deemed to be a “participant” in the Stockholder’s solicitation of proxies due to their status as nominees for election to the Board. Except as provided herein, there are no arrangements or understandings between the Nominees or any other person pursuant to which their nominations are to be made by the Stockholder.

Each of the Nominees has executed a written consent agreeing to be a nominee fro election as a director of the Company and to serve as a director if so elected, which consents are included in Annexes I to VI hereto.

The Nominees will not receive any compensation or other consideration from the Stockholder for either their services as nominees or for their services as directors of the Company, if elected. If elected, the Nominees would be entitled to such compensation from the Company as is provided to other non-employee directors, which amounts, if equal to those historically paid by the Company, are set forth in the 2007 Proxy Statement. The Stockholder anticipates that the Nominees, if elected, will be indemnified for their service as directors of the Company to the same extent that indemnification is provided to the current directors of the Company and that the Nominees will be covered by the Company’s officer and director liability insurance to the same extent that such coverage is provided to the current directors of the Company.

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Compensation Committee Interlocks and Insider Participation

Since September 20, 2006, Messrs Hoffman and Fawzy have served as members of the Company’s Compensation Committee. None of these Nominees was, during the fiscal year ended March 31, 2007, an officer or employee of the Company, and none of these Nominees formerly was an officer of the Company. None of the Nominees has a relationship that would constitute an interlocking relationship with executive officers and directors of another entity.

Independence

None of the Nominees have been an employee of the Company at any time within the last three years, and none of their respective immediate family members are currently, or have been within the past three years, executive officers of the Company.

None of the Nominees, nor any of their respective immediate family members, have received more than $100,000 in direct compensation (including payments to business entities owned by such Nominees or such immediate family members) from the Company during any twelve-month period within the last three years, subject to the exceptions set forth in Nasdaq Marketplace Rule 4200(a)(15).

None of the Nominees, nor any of their respective immediate family members, is a current partner or a current employee of the Company’s auditor, Grant Thornton LLP. None of the Nominees, nor any of their respective immediate family members, were, within the last three years, a partner or employee of Grant Thornton LLP who personally worked on the Company’s or any of its subsidiaries’ audits during that time.

None of the Nominees, nor any of their respective immediate family members, is currently a partner in, or a controlling stockholder or an executive officer of, a company to which the Company has made, or from which the Company received, payments for property or services in the current or any of the past three fiscal years that, in any single fiscal year, exceeded the greater of 5% of the recipient’s consolidated gross revenues for that year or $200,000, subject to the exceptions set forth in Nasdaq Marketplace Rule 4200(a)(15).

Based on the definition of independent director set forth in the Company’s corporate governance principles that are incorporated into and made a part of the Bylaws, the Stockholder has no knowledge of any facts that would prevent the QSI Board from determining that each of the Nominees is independent.

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July 1, 2008

Ownership of Common Stock of the Company

Exhibit B hereto sets forth for the Stockholder (i) the number of shares of the Company’s securities held of record as of the date hereof, (ii) the number of shares of the Company’s securities beneficially owned as of the date hereof and the nature of such beneficial ownership and (iii) the name and address of the beneficial and record holders of the Company securities as described in clauses (i) and (ii) of this paragraph. Share ownership is provided in this notice as of the date hereof. Except as otherwise noted, the name and address of each record holder is current and matches the name and address on the Company’s stock ledger.

The Stockholder used his own assets to purchase the shares of the Company securities owned by him. Such shares were originally purchased through and held in brokerage custodian accounts which, from time to time in the ordinary course, may utilize margin borrowing in connection with purchasing, borrowing or holding securities, and such shares may thereby have been, or in the future may become, subject to the terms and conditions of such margin debt and term, together with all other securities held therein. As of the date hereof, no part of the purchase price or market value of any of the shares of the Company’s securities held by the Stockholder are represented by funds borrowed or otherwise obtained for the purpose of acquiring of holding such shares.

Except for shares of QSI Common Stock owned by the Stockholder as set forth on Exhibit B, 26,500 shares of QSI Common Stock underlying options held by Ibrahim Fawzy, and 2,500 shares of QSI Common Stock underlying options held by Edwin Hoffman, none of the Nominees or any of their respective associates own beneficially, directly or indirectly, or of record but not beneficially, any securities of the Company. The Nominees do not beneficially own, directly or indirectly, any securities of any parent or subsidiary of the Company.

Transactions in the Company’s Securities

None of the Nominees, including the Stockholder, has purchased or sold any securities of the Company within the last two years.

Information Regarding the Proxy Solicitation

The Stockholder intends that he and/or one or more of the Nominees will deliver a proxy statement and form of proxy to a sufficient number of holders of the Company’s voting shares to elect the Nominees and approve the Proposals. Additionally, the Stockholder intends to appear in person or by proxy at the Stockholder Meeting to nominate the Nominees and make the Proposals.

Quality Systems, Inc.

July 1, 2008

Proxies may be solicited by mail, facsimile, advertisement, telephone, the Internet, telegraph and personal solicitation, and any other means permitted by applicable law. No additional compensation will be paid to the Nominees for the solicitation of proxies. Banks, brokerage houses and other custodians, nominees and fiduciaries will be requested to forward the solicitation materials to their customers for whom they hold shares of record, and they will be reimbursed by the Stockholder for their reasonable out-of-pocket expenses.

Other than the Stockholder, none of the Nominees have individually retained any person to provide proxy solicitation or advisory services in connection with the solicitation. The Stockholder has retained The Altman Group, Inc. (the “TAG”) to provide him with proxy solicitation and advisory services in connection with the solicitation. It is anticipated that TAG will employ approximately twenty-five (25) persons to solicit Quality Systems stockholders for the Annual Meeting. The Stockholder has agreed to pay to TAG a fee not expected to exceed $22,500 and to reimburse TAG for its reasonable out-of-pocket expenses. The Stockholder has also agreed to indemnify and hold TAG and all its employees harmless against certain liabilities and expenses, including certain liabilities arising under the federal securities laws, incurred as a result of providing solicitation and advisory services in connection with the Stockholder’s proxy solicitation.

The entire expense of preparing, assembling, printing and mailing the proxy statement and related materials and the cost of soliciting proxies will be borne by the Stockholder. In the event that the Nominees are elected to the Board at the Stockholder Meeting and/or the Proposals are approved by the requisite vote of the Company’s stockholders, the Stockholder intends to seek reimbursement of such expenses from the Company and does not intend to submit such reimbursement to a vote of stockholders.

Election of Cumulative Voting

This Notice shall also constitute notice under Article II, Section 7, of the Bylaws and pursuant to Section 708 of the General Corporation Law of the State of California, that the Stockholder intends to cumulate votes at the Stockholder Meeting.

General

Under the applicable regulations of the Commission, each of the Stockholder and the Nominees will be deemed to be a “participant” in the Stockholder’s solicitation of proxies in support of the Nominees at the Stockholder Meeting. As of the date hereof, to the knowledge of the Stockholder and based on the Company’s filings with the Commission, the full Board consists of nine (9) directors, and the Stockholder is

Quality Systems, Inc.

July 1, 2008

assuming that all nine (9) directorships will be open for election at the Stockholder Meeting. The Stockholder reserves the right to nominate additional and/or substitute nominees if the Company has increased or increases the number of directors to be elected at the Stockholder Meeting, if the composition of the Board changes prior to the Stockholder Meeting, or if the Company makes or announces any changes to its Bylaws or takes or announces any other action that has, or if consummated would have, the effect of disqualifying any of the Nominees. Shares of QSI Common Stock represented by proxies given to the Stockholder will be voted for any such additional and/or substitute nominees. Additionally, if any Nominee (or additional and/or substitute nominee) is unable or unwilling to stand for election for any reason at the Stockholder Meeting, including due to death or disability, the Stockholder reserves the right to nominate a substitute nominee in the place of such Nominee (or additional and/or substitute nominee). The Stockholder’s reservation of the foregoing rights, and any of the foregoing actions that may be taken by the Stockholder, are and shall be without prejudice to the issue of whether any such action by the Company was valid under the circumstances and will not limit the Stockholder’s or any other person’s rights to challenge such actions.

The Company is cautioned not to take any action that would adversely impact the Stockholder’s ability to effectuate the change in the composition of the Board of Directors of the Company as indicated in this notice or the right of the Company’s stockholders to support the Stockholder’s nominations or the Proposals.

The Stockholder, in furnishing this notice or any additional information, does not concede the validity or enforceability of any of the provisions of the Bylaws or any other matter, including any provisions in the Bylaws that purport to impose advance notice requirements or otherwise limit the right of any stockholder to present business for consideration at any meeting of the stockholders, and expressly reserves the right to challenge the validity, application and interpretation of any such provisions or any other matter.

If this Notice shall be deemed for any reason by a court of competent jurisdiction to be ineffective with respect to the nomination of any of the Nominees at the Annual Meeting, or if any individual Nominee shall be unable to serve for any reason, then in addition to any other rights or remedies the Stockholder may have, this Notice shall continue to be effective with respect to the remaining Nominee(s) and as to any replacement Nominee(s) selected by the Stockholder.

As you are aware, the Stockholder is providing this notice in advance of the Company’s deadline for submission of stockholder proposals and nominations and the Stockholder believes he has fully satisfied all purported requirements for the content of this notice as set forth in applicable provisions of the Bylaws. Any claim that this notice is in any way defective or deficient, and all further correspondence on this matter,

Quality Systems, Inc.

July 1, 2008

should be addressed to Ahmed Hussein, 630 Fifth Avenue, Suite 2258, New York, New York 10111-2295 (telephone: 212-332-1700; facsimile: 212-332-2599) with copies to Jeffrey N. Siegel, Esquire and Keith E. Gottfried, Esquire, Blank Rome LLP, The Chrysler Building, 405 Lexington Avenue, New York, New York 10174-0208 (telephone: 212-885-5173; facsimile 212-885-5001) or by electronic mail to JSiegel@Blankrome.com and Gottfried@Blankrome.com, so that there is adequate opportunity to address such claim in a timely fashion.

[BALANCE OF PAGE INTENTIONALLY LEFT BLANK]

Quality Systems, Inc.

July 1, 2008

Please acknowledge receipt of this Notice and the exhibits and annexes hereto by signing and dated the enclosed copy of this Notice and returning it to the Stockholder in the enclosed envelope.

Sincerely,

/S/ AHMED HUSSEIN
Ahmed Hussein

cc:	Jeffrey N. Siegel, Esq.
Keith E. Gottfried, Esq.

EXHIBIT A

PROPOSALS INTENDED TO BE MADE BY AHMED HUSSEIN

AT THE 2008 ANNUAL MEETING OF STOCKHOLDERS,

OR OTHER MEETING OF STOCKHOLDERS HELD IN LIEU THEREOF,

OF QUALITY SYSTEMS, INC. (THE “COMPANY”)

(IN ADDITION TO THE NOMINATION OF SIX (6) NOMINEES FOR

ELECTION TO THE BOARD OF DIRECTORS OF THE COMPANY)

Proposal 1: To amend the Amended and Restated Bylaws of the Company to conform the definition of independent director contained therein to the definition of independent outside director advocated by RiskMetrics ISS Governance Services (“ISS”).

RESOLVED, that the Corporate Governance Provisions that form a part of the Bylaws be, and hereby are, amended, to provide that an independent director means that the director has no material connection to the Company other than a board seat. For purposes of this definition, “material” is defined as a standard of relationship (financial, personal or otherwise) that a reasonable person might conclude could potentially influence one’s objectivity in the boardroom in a manner that would have a meaningful impact on an individual’s ability to satisfy requisite fiduciary standards on behalf of stockholders. For the avoidance of the doubt, the following persons shall not be considered independent:

a.	Former CEO of the Company (including any former CEO of the Company prior to the Company’s initial public offering (IPO));

b.	Former CEO of an acquired company within the past five years;

c.	Former interim CEO if the service was longer than 18 months. If the service was between twelve and eighteen months an assessment of the interim CEO’s employment agreement will be made;

d.	Former executive of the Company, an affiliate or an acquired firm within the past five years;

e.	Executive of a former parent or predecessor firm at the time the Company was sold or split off from the parent/predecessor within the past five years;

f.	Executive, former executive, general or limited partner of a joint venture or partnership with the Company;

g.	Relative of a current Section 16 officer of the Company or its affiliates;

h.	Relative of a current employee of the Company or its affiliates where additional factors raise concern (which may include, but are not limited to, the following: a director related to numerous employees; the company or its affiliates employ relatives of numerous board members; or a non-Section 16 officer in a key strategic role);

i.	Relative of former Section 16 officer, of the Company or its affiliate within the last five years;

j.	Currently provides (or a relative provides) professional services to the Company, to an affiliate of the Company or an individual officer of the Company or one of its affiliates in excess of $10,000 per year;

k.	Employed by (or a relative is employed by) a significant customer or supplier of the Company if the Company makes or receives annual payments exceeding the greater of $200,000 or 5 percent of the recipient’s gross revenues. (The recipient is the party receiving the financial proceeds from the transaction);

l.	Has (or a relative has) any transactional relationship with the Company or its affiliates (excluding investments in the Company through a private placement) if the Company makes or receives annual payments exceeding the greater of $200,000 or 5 percent of the recipient’s gross revenues. (The recipient is the party receiving the financial proceeds from the transaction);

m.	Any material financial tie or other related party transactional relationship to the Company;

n.	Party to a voting agreement to vote in line with management on proposals being brought to stockholder vote;

o.	Has (or a relative has) an interlocking relationship as defined by the SEC involving members of the board of directors or its Compensation Committee;

p.	Founder of the Company but not currently an employee; and

q.	Is (or a relative is) a trustee, director or employee of a charitable or non-profit organization that receives grants or endowments from the Company or its affiliates.

For purposes of the foregoing definition of “independent director” relatives include spouses, parents, children, step-parents, step-children, siblings, in-laws, and any person (other than a tenant or employee) sharing the household of any director, nominee for director, executive officer, or significant stockholder of the Company.

Reason for the Proposal: The primary purpose of the Board of Directors is to protect stockholders’ interests by providing independent oversight of management and the CEO. The Board of Directors also gives strategic direction and guidance to the Company. We believe that the Board of Directors will likely accomplish both roles more effectively by enhancing the independence of the Board of Directors. A more independent Board of Directors will enhance investor confidence in the Company and strengthen the integrity of the Board of Directors. Accordingly, we are seeking stockholder approval to amend the Corporate Governance Provisions that form a part of the Bylaws to replace the definition of independent director with the definition of independent outside director advocated by ISS.

Proposal 2: Repeal of any and all amendments to the Company’s Amended and Restated Bylaws (whether effected by supplement to, deletion from or revision of the Bylaws) that are adopted by the Company’s Board of Directors since June 2, 2008.

RESOLVED, that any and all amendments to the Company’s Amended and Restated Bylaws (whether effected by supplement to, deletion from or revision of the Bylaws) effected since June 2, 2008 (the last date of reported changes) and before the effectiveness of the foregoing Proposals and the seating of the Nominees on the Board, other than those provisions which were duly adopted by the stockholders of the Company and those provisions which under the laws of the State of California cannot be repealed by the stockholders of the Company, be, and hereby are, repealed; and further

RESOLVED, that, without the affirmative vote of the holders of a majority of the stock of the Company having voting power, the Company’s Board of Directors may not thereafter amend any section of the Bylaws affected by such repeal or adopt any new Bylaw provision in a manner which serves to reinstate any repealed provision or adopt any provision having a similar effect as the repealed provision.

Reason for the Proposal: This Proposal is designed to prevent the current directors of the Company from taking actions to amend the Bylaws to attempt to nullify or delay the actions taken by the stockholders under these Proposals.

Exhibit B

Information Regarding the Stockholder’s

Record Ownership and Beneficial Ownership

As of the date of this Notice, the Stockholder is the beneficial owner of 4,654,100 shares of QSI Common Stock, including the 319,200 Record Shares and options to purchase 46,500 shares. Set forth below is (i) the number of shares of QSI Common Stock for which the Stockholder is the record owner as of the date hereof, (ii) the number of shares of QSI Common Stock beneficially owned by the Stockholder as of the date hereof and the nature of such beneficial ownership and (iii) the name and address of the beneficial and record holders of the shares of QSI Common Stock as described in clauses (i) and (ii) of this paragraph.

Name and Address of the Record Owner	Name and Address of the Beneficial Owner	Nature of Beneficial Ownership (if applicable)	Number of Shares of QSI Common Stock Held		Percent of Class (1)
Ahmed Hussein c/o National Investment Co., 630 Fifth Avenue, Suite 2258, New York, New York 10111-0100.	Ahmed Hussein c/o National Investment Co., 630 Fifth Avenue, Suite 2258, New York, New York 10111-0100	N/A	319,200		1.1%
Cede & Co., as the nominee of The Depository Trust Company c/o The Depository Trust Company 55 Water Street New York, NY 10041	Ahmed Hussein c/o National Investment Co., 630 Fifth Avenue, Suite 2258, New York, New York 10111-0100	Shares held in “street name” for the benefit of Ahmed Hussein	4,288,400	(2)	15.7%
N/A (Stock options to purchase shares of QSI Common Stock)	Ahmed Hussein c/o National Investment Co., 630 Fifth Avenue, Suite 2258, New York, New York 10111-0100	N/A	46,500		Less than 1%

Total Shares			4,654,100		16.9%

(1)	The percentages used herein are calculated based upon the 27,454,221 shares of QSI Common Stock issued and outstanding as of June 1, 2008 as reported by the Company in its Annual Report on Form 10-K for the fiscal year ended March 31, 2008.

(2)	Does not includes the options to purchase 46,500 shares.

ANNEX I

NOMINEE CONSENT

OF

AHMED HUSSEIN

CONSENT OF NOMINEE

Quality Systems, Inc.

18191 Von Karman Avenue, Suite 450

Irvine, CA 92612

Attention: Mr. Paul Holt

Corporate Secretary

Ladies and Gentlemen:

Reference is hereby made to the solicitation of proxies (the “Proxy Solicitation”) to be conducted by Ahmed Hussein (the “Stockholder”), from the holders of shares of common stock, $0.01 par value per share, of Quality Systems, Inc., a California corporation (the “Company”), to, among other things, elect six (6) nominees of the Stockholder to the Board of Directors of the Company (the “Company Board”) at the 2008 annual meeting of the stockholders of the Company and at any adjournments, postponements, reschedulings and continuations thereof (the “Annual Meeting”) or at any other meeting of stockholders held in lieu thereof (together with the Annual Meeting, the “Stockholders’ Meeting”).

Please be advised that the undersigned hereby consents:

(i)	to being named as a nominee in any notice provided by the Stockholder of his intention to nominate the undersigned for election as a director to the Company Board at the Stockholders’ Meeting,

(ii)	to being named as a nominee in any proxy statement filed by the Stockholder in connection with the solicitation of proxies or written consents for election of the undersigned at the Stockholders’ Meeting, and

(iii)	to serve as a director of the Company if elected at the Stockholders’ Meeting.

Sincerely,

Signature:	/S/ AHMED HUSSEIN
Print name:	Ahmed Hussein
Date:	June 20, 2008

ANNEX II

NOMINEE CONSENT

OF

IBRAHIM FAWZY

CONSENT OF NOMINEE

Quality Systems, Inc.

18191 Von Karman Avenue, Suite 450

Irvine, CA 92612

Attention: Mr. Paul Holt

Corporate Secretary

Ladies and Gentlemen:

Reference is hereby made to the solicitation of proxies (the “Proxy Solicitation”) to be conducted by Ahmed Hussein (the “Stockholder”), from the holders of shares of common stock, $0.01 par value per share, of Quality Systems, Inc., a California corporation (the “Company”), to, among other things, elect six (6) nominees of the Stockholder to the Board of Directors of the Company (the “Company Board”) at the 2008 annual meeting of the stockholders of the Company and at any adjournments, postponements, reschedulings and continuations thereof (the “Annual Meeting”) or at any other meeting of stockholders held in lieu thereof (together with the Annual Meeting, the “Stockholders’ Meeting”).

Please be advised that the undersigned hereby consents:

(i)	to being named as a nominee in any notice provided by the Stockholder of his intention to nominate the undersigned for election as a director to the Company Board at the Stockholders’ Meeting,

(ii)	to being named as a nominee in any proxy statement filed by the Stockholder in connection with the solicitation of proxies or written consents for election of the undersigned at the Stockholders’ Meeting, and

(iii)	to serve as a director of the Company if elected at the Stockholders’ Meeting.

Sincerely,

Signature:	/S/ IBRAHIM FAWZY
Print name:	Ibrahim Fawzy
Date:	June 23, 2008

ANNEX III

NOMINEE CONSENT

OF

EDWIN HOFFMAN

CONSENT OF NOMINEE

Quality Systems, Inc.

18191 Von Karman Avenue, Suite 450

Irvine, CA 92612

Attention: Mr. Paul Holt

Corporate Secretary

Ladies and Gentlemen:

Reference is hereby made to the solicitation of proxies (the “Proxy Solicitation”) to be conducted by Ahmed Hussein (the “Stockholder”), from the holders of shares of common stock, $0.01 par value per share, of Quality Systems, Inc., a California corporation (the “Company”), to, among other things, elect six (6) nominees of the Stockholder to the Board of Directors of the Company (the “Company Board”) at the 2008 annual meeting of the stockholders of the Company and at any adjournments, postponements, reschedulings and continuations thereof (the “Annual Meeting”) or at any other meeting of stockholders held in lieu thereof (together with the Annual Meeting, the “Stockholders’ Meeting”).

Please be advised that the undersigned hereby consents:

(i)	to being named as a nominee in any notice provided by the Stockholder of his intention to nominate the undersigned for election as a director to the Company Board at the Stockholders’ Meeting,

(ii)	to being named as a nominee in any proxy statement filed by the Stockholder in connection with the solicitation of proxies or written consents for election of the undersigned at the Stockholders’ Meeting, and

(iii)	to serve as a director of the Company if elected at the Stockholders’ Meeting.

Sincerely,

Signature:	/S/ EDWIN HOFFMAN
Print name:	Edwin Hoffman
Date:	June 18, 2008

ANNEX IV

NOMINEE CONSENT

OF

MURRAY BRENNAN, M.D.

CONSENT OF NOMINEE

Quality Systems, Inc.

18191 Von Karman Avenue, Suite 450

Irvine, CA 92612

Attention: Mr. Paul Holt

Corporate Secretary

Ladies and Gentlemen:

Reference is hereby made to the solicitation of proxies (the “Proxy Solicitation”) to be conducted by Ahmed Hussein (the “Stockholder”), from the holders of shares of common stock, $0.01 par value per share, of Quality Systems, Inc., a California corporation (the “Company”), to, among other things, elect six (6) nominees of the Stockholder to the Board of Directors of the Company (the “Company Board”) at the 2008 annual meeting of the stockholders of the Company and at any adjournments, postponements, reschedulings and continuations thereof (the “Annual Meeting”) or at any other meeting of stockholders held in lieu thereof (together with the Annual Meeting, the “Stockholders’ Meeting”).

Please be advised that the undersigned hereby consents:

(i)	to being named as a nominee in any notice provided by the Stockholder of his intention to nominate the undersigned for election as a director to the Company Board at the Stockholders’ Meeting,

(ii)	to being named as a nominee in any proxy statement filed by the Stockholder in connection with the solicitation of proxies or written consents for election of the undersigned at the Stockholders’ Meeting, and

(iii)	to serve as a director of the Company if elected at the Stockholders’ Meeting.

Sincerely,

Signature:	/s/ MURRAY BRENNAN
Print name:	Murray Brennan, M.D.
Date:	June 19, 2008

ANNEX V

NOMINEE CONSENT

OF

THOMAS R. DIBENEDETTO

CONSENT OF NOMINEE

Quality Systems, Inc.

18191 Von Karman Avenue, Suite 450

Irvine, CA 92612

Attention: Mr. Paul Holt

Corporate Secretary

Ladies and Gentlemen:

Reference is hereby made to the solicitation of proxies (the “Proxy Solicitation”) to be conducted by Ahmed Hussein (the “Stockholder”), from the holders of shares of common stock, $0.01 par value per share, of Quality Systems, Inc., a California corporation (the “Company”), to, among other things, elect six (6) nominees of the Stockholder to the Board of Directors of the Company (the “Company Board”) at the 2008 annual meeting of the stockholders of the Company and at any adjournments, postponements, reschedulings and continuations thereof (the “Annual Meeting”) or at any other meeting of stockholders held in lieu thereof (together with the Annual Meeting, the “Stockholders’ Meeting”).

Please be advised that the undersigned hereby consents:

(i)	to being named as a nominee in any notice provided by the Stockholder of his intention to nominate the undersigned for election as a director to the Company Board at the Stockholders’ Meeting,

(ii)	to being named as a nominee in any proxy statement filed by the Stockholder in connection with the solicitation of proxies or written consents for election of the undersigned at the Stockholders’ Meeting, and

(iii)	to serve as a director of the Company if elected at the Stockholders’ Meeting.

Sincerely,

Signature:	/S/ THOMAS R. DIBENEDETTO
Print name:	Thomas R. DiBenedetto
Date:	June 20, 2008

ANNEX VI

NOMINEE CONSENT

OF

JOSEPH D. STILWELL

CONSENT OF NOMINEE

Quality Systems, Inc.

18191 Von Karman Avenue, Suite 450

Irvine, CA 92612

Attention: Mr. Paul Holt

Corporate Secretary

Ladies and Gentlemen:

Reference is hereby made to the solicitation of proxies (the “Proxy Solicitation”) to be conducted by Ahmed Hussein (the “Stockholder”), from the holders of shares of common stock, $0.01 par value per share, of Quality Systems, Inc., a California corporation (the “Company”), to, among other things, elect six (6) nominees of the Stockholder to the Board of Directors of the Company (the “Company Board”) at the 2008 annual meeting of the stockholders of the Company and at any adjournments, postponements, reschedulings and continuations thereof (the “Annual Meeting”) or at any other meeting of stockholders held in lieu thereof (together with the Annual Meeting, the “Stockholders’ Meeting”).

Please be advised that the undersigned hereby consents:

(i)	to being named as a nominee in any notice provided by the Stockholder of his intention to nominate the undersigned for election as a director to the Company Board at the Stockholders’ Meeting,

(ii)	to being named as a nominee in any proxy statement filed by the Stockholder in connection with the solicitation of proxies or written consents for election of the undersigned at the Stockholders’ Meeting, and

(iii)	to serve as a director of the Company if elected at the Stockholders’ Meeting.

Sincerely,

Signature:	/S/ JOSEPH D. STILWELL
Print name:	Joseph D. Stilwell
Date:	June 20, 2008

ANNEX VII

Residential Addresses of Nominees

[OMITTED]

00007830LS|QSII|C01|CUS|C0000006131|DCWRS|0218|10000064|817214300308401||00000352

LS 7830

19200

QUALITY SYSTEMS, INC.

INCORPORATED UNDER THE LAWS OF THE STATE OF CALIFORNIA

SEE REVERSE FOR CERTAIN DEFINITIONS

CUSIP 747582 10 4

This is to Certify that

AHMED HUSSEIN
C/O NATIONAL INVESTMENT CO
630 5TH AVENUE SUITE 2258
NEW YORK NY 10111 0100

*********19200*****
**********19200****
***********19200***
************19200**
*************19200*

NINETEEN THOUSAND TWO HUNDRED

is the record holder of

FULLY PAID AND NON-ASSESSABLE SHARES OF COMMON STOCK, $.01 PAR VALUE, OF

QUALITY SYSTEMS, INC.

COMMON STOCK

transferable on the books of the Company by the holder hereof, in person or by duly authorized attorney, upon surrender of this Certificate duly endorsed. This Certificate is not valid until countersigned by the Transfer Agent and Registrar.

IN WITNESS WHEREOF the Corporation has caused this Certificate to be signed in facsimile by its duly authorized officers and a facsimile of its corporate seal.

Dated 23-JUN-2008

QUALITY SYSTEMS, INC. INCORPORATED APRIL 24, 1974 CALIFORNIA

Secretary

Chairman of the Board and President

Countersigned and Registered:
COMPUTERSHARE TRUST COMPANY, N.A.
[redacted]
Transfer Agent and Registrar
By
Authorized Officer

00007831LS|QSII|C01|CUS|C0000006131|DCWRS|0218|1000006S|817214300308401||00000352

L87831

QUALITY SYSTEMS, INC.

INCORPORATED UNDER THE LAWS OF THE STATE OF CALIFORNIA

SEE REVERSE FOR CERTAIN DEFINITIONS

CUSIP 747582 10 4

275000

This is to Certify that

AHMED HUSSEIN
C/O NATIONAL INVESTMENT CO
630 5TH AVENUE SUITE 2258
NEW YORK NY 10111 0100

*******275000*****
********275000****
*********275000***
**********275000**
***********275000*

TWO HUNDRED SEVENTY FIVE THOUSAND

is the record holder of

FULLY PAID AND NON-ASSESSABLE SHARES OF COMMON STOCK, $.01 PAR VALUE, OF

QUALITY SYSTEMS, INC.

COMMON STOCK

transferable on the books of the Company by the holder hereof, in person or by duly authorized attorney, upon surrender of this Certificate duly endorsed. This Certificate is not valid until countersigned by the Transfer Agent and Registrar.

IN WITNESS WHEREOF the Corporation has caused this Certificate to be signed in facsimile by its duly authorized officers and a facsimile of its corporate seal.

Dated 23-JUN-2008

QUALITY SYSTEMS, INC. INCORPORATED APRIL 24, 1974 CALIFORNIA

Secretary

Chairman of the Board and President

Countersigned and Registered:
COMPUTERSHARE TRUST COMPANY, N.A.
[redacted]
Transfer Agent and Registrar
By
Authorized Officer

Exhibit D

AHMED HUSSEIN

630 FIFTH AVENUE, SUITE 2258

NEW YORK, NY 10111-0100

TELEPHONE: (212) 332-1700

FACSIMILE: (212) 332-2599

July 1, 2008

VIA OVERNIGHT DELIVERY

AND FACSIMILE TRANSMISSION

Quality Systems, Inc.

18111 Von Karman Avenue, Suite 600

Irvine, CA 92612

Attention: Mr. Paul Holt

Corporate Secretary

Re:	Demand to Inspect Stockholder Records

Ladies and Gentlemen:

The undersigned stockholder, Ahmed Hussein (the “Stockholder”), with a business address of c/o National Investment Co., 630 Fifth Avenue, Suite 2258, New York, NY 10111-0100, is the record owner of 319,200 shares (the “Record Shares”) of the Common Stock, par value $0.01 per share (the “Common Stock” or “QSI Common Stock”), of Quality Systems, Inc., a California corporation (“QSI” or the “Company”), as evidenced by the following QSI stock certificate numbers: (a) 7830 (with respect to 19,200 shares of Common Stock) dated June 23, 2008, (b) 7831 (with respect to 275,000 shares of Common Stock) dated June 23, 2008, and (c) 7832 (with respect to 25,000 shares of Common Stock) dated June 27, 2008. In addition, and including the Record Shares and options to purchase 46,500 shares of QSI Common Stock, the Stockholder is the beneficial owner of 4,654,100 shares of QSI Common Stock (collectively, the “Shares”). Based on the 27,454,221 shares of QSI Common Stock issued and outstanding as of June 1, 2008 as reported by the Company in its Annual Report on Form 10-K for the fiscal year ended March 31, 2008, the Record Shares represent at least one percent (1%) of the issued and outstanding shares of QSI Common Stock. In addition, the Stockholder is the beneficial holder of approximately 16.9% of the issued and outstanding shares of the QSI Common Stock (based on the 27,454,221 shares of QSI Common Stock reported to be outstanding as of June 1, 2008 in the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2008 and, assuming for such purposes, that the 46,500 shares that are subject to options are deemed to issued and outstanding for purposes of computing the percentage of

Quality Systems, Inc.

July 1, 2008

outstanding securities owned by the Stockholder). The name and address of the Stockholder as they appear on the Company’s stock ledger are: Ahmed Hussein, c/o National Investment Co., 630 Fifth Avenue, Suite 2258, New York, New York 10111-0100. As evidence of the Stockholder’s record ownership, attached hereto are copies of stock certificates 7830 and 7831 referenced above which were issued by the Company’s transfer agent and registrar, Computershare Trust Company, N.A.

Pursuant to Sections 1600 - 1605 of the Corporations Code of the State of California (the “California Corporations Code”), and Article V, Section 1, of the Company’s Amended and Restated Bylaws (the “Bylaws”), the Stockholder hereby demands (the “Demand”) an opportunity to inspect, and to make copies and extracts from, the following records and documents of the Company (the “Demand Materials”):

1. A complete record or list of the Company’s stockholders arranged in descending order by number of shares, certified by its transfer agent(s) and/or registrar(s), setting forth the name and address of each stockholder and the number of shares of Common Stock registered in the name of each such stockholder (i) as of July 1, 2008, and (ii) as of any record date for the 2008 Annual Meeting of Stockholders of the Company or any postponement, rescheduling, adjournment or continuation thereof, or any other meeting of stockholders held in lieu thereof the (“Annual Meeting”) (each record date under the preceding sub-clauses is hereinafter referred to as a “Record Date”).

2. A magnetic computer tape list of the Company’s stockholders setting forth the name and addresses of each stockholder and number of shares of Common Stock registered in the name of each such stockholder as of July 1, 2008 and as of any Record Date, together with any computer processing information that may be relevant or necessary for the Stockholder to make use of such magnetic computer tape, and a hard copy printout of such magnetic computer tape for verification purposes.

3. All daily transfer sheets showing changes in the lists of the Company’s stockholders referred to in Item 1 above which are in or come into the possession of the Company or its transfer agent from the date of such lists to the date of the Annual Meeting or any other meeting of stockholders held in lieu thereof.

4. All information that is in, or that comes into the Company’s or its transfer agent’s possession or control, or which can reasonably be obtained, pursuant to Rule 14b-2 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), from brokers, dealers, banks, clearing agencies, voting trusts or nominees of any central certificate depository system concerning the number and identity of, and the number of shares held by, the actual beneficial owners of the Common Stock, including (a) the Securities Position Listing and omnibus proxy issued by The Depository Trust Company (“DTC”) for any Record Date; (b) all “Weekly Security Position Listing Daily Closing Balances” reports issued by DTC (and authorization for

Quality Systems, Inc.

July 1, 2008

The Altman Group, Inc., the Stockholder’s agent, to receive such reports directly); and (c) all lists (and computer tapes, processing data and printouts as described in Item 2 above) containing the name, address and number of shares of Common Stock attributable to any participant in any employee stock ownership, incentive, profit sharing, savings, retirement, stock option, stock purchase, restricted stock, dividend reinvestment or other comparable plan of the Company in which the decision whether to vote shares of Common Stock held by such plan is made, directly or indirectly, individually or collectively, by the participants in the plan and the method(s) by which the Stockholder or its agents may communicate with each such participant.

5. All lists, tapes, electronic files and other information that are in, or that come into, the possession or control of the Company, or that can reasonably be obtained, pursuant to Rules 14b-1 and 14b-2 under the Exchange Act, which set forth the names and addresses of, and the number of shares held by, the beneficial owners of the Common Stock, including, but not limited to, any list of non-objecting or consenting beneficial owners (“NOBO’s” or “COBO’s”) in the format of a printout and magnetic computer tape listing in descending order balance. If such information is not in the Company’s possession, custody or control, such information should be requested from Broadridge Financial Solutions, Inc. (formerly ADP Proxy Services) - Investor Communications Services.

6. A “stop transfer” list or stop lists relating to any shares of the Common Stock as of the dates of the lists referred to in Item 1 above.

7. A correct and complete copy of the Bylaws of the Company, as amended to date, and any and all changes of any sort to the Bylaws of the Company hereafter made through the date of the Annual Meeting or any other meeting of stockholders held in lieu thereof, including, without limitation, any amendment to the existing Bylaws, any adoption of new Bylaws or deletions of any provisions of the existing Bylaws.

8. Any and all omnibus proxies and correspondent participant listings with respect to all nominees and respondent banks which are currently in effect.

9. The information and records specified in Items 1, 2, 4, 5, 6, and 8 above as of any Record Date for stockholder action set by the Company’s Board of Directors, by operation of law or otherwise.

The Stockholder further requests that modifications, additions to or deletions from any and all information in the Demand Materials through the date of the Annual Meeting be immediately furnished to the Stockholder or his agents as such modifications, additions or deletions become available to the Company or its agents or representatives.

Quality Systems, Inc.

July 1, 2008

The Stockholder expects the Company to either deliver copies of the requested materials to him or his agents or representatives or make the materials available during the Company’s usual business hours. The Stockholder will forego the demand for inspection if the Company voluntarily furnishes to the Stockholder or his agents or representatives all the information included in the Demand Materials.

The Company is hereby authorized to deliver the information included in the Demand Materials to The Altman Group, Inc., at 60 East 42nd Street, Suite 405, New York, NY 10165, Attention: Kenneth L. Altman (Kaltman@altmangroup.com, (212) 681-9600) and Paul Schulman (Pschulman@altmangroup.com, (201) 806-2206).

The Stockholder will also bear the reasonable costs incurred by the Company including those of its transfer agent(s) or registrar(s) in connection with the production of the Demand Materials.

The Stockholder makes this notification and demand to inspect, copy and make extracts of the Demand Materials in good faith and for the purpose of enabling the Stockholder to communicate with the Company’s stockholders, in compliance with applicable law, with respect to matters relating to their interests as stockholders, including, but not limited to, the Stockholder’s intention to solicit proxies from the Company’s stockholders to be voted at the Annual Meeting to have the Company’s stockholders (i) elect to the Company’s Board of Directors six nominees selected by the Stockholder; (ii) approve an amendment to the Bylaws to conform the definition of independent director contained therein to the definition of independent outside director advocated by RiskMetrics ISS Governance Services; and (iii) repeal any and all amendments to the Bylaws (whether effected by supplement to, deletion from or revision of the Bylaws) that are adopted by the Company’s Board of Directors since June 2, 2008.

The Stockholder hereby designates and authorizes The Altman Group, Inc., its principals and employees, Blank Rome LLP, its partners, principals and employees, and any other persons designated by the Stockholder, The Altman Group, Inc., or Blank Rome LLP, acting together, singly or in any combination, to conduct, as its agents, the inspection and copying of the Demand Materials herein requested.

Please advise Keith E. Gottfried, Esq., of Blank Rome LLP, via mail at Watergate 600 New Hampshire Avenue, Washington, DC 20037, by telephone at (202) 772-5887, by facsimile at (202) 572-1434 or by e-mail at Gottfried@blankrome.com, as promptly as practicable as to the time and place that the items requested above will be made available in accordance with this Demand. Please also advise such counsel immediately whether you voluntarily will supply the information requested by this Demand. In addition, if the Company believes that this Demand is incomplete or otherwise deficient in any respect, please contact such counsel immediately so that the Stockholder may promptly address any alleged deficiencies.

Quality Systems, Inc.

July 1, 2008

If you refuse to permit the inspection and copying demanded herein, or fail to reply to this Demand, within five (5) business days from the date hereof, the Stockholder will conclude that this Demand has been refused and will take appropriate steps to secure its rights to examine and copy the Demanded Materials.

Please also be advised that this Demand is not intended to constitute a request under Rule 14a-7 of the Securities Exchange Act of 1934, as amended. The Stockholder intends to make its request pursuant to Rule 14a-7 by separate communication to the Company.

The Stockholder reserves the right to withdraw or modify this Demand at any time, and to make other demands of the Company whether pursuant to the California Corporations Code, other applicable law, or the Company’s certificate of incorporation or bylaws.

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Quality Systems, Inc.

July 1, 2008

Please acknowledge receipt of this letter and the enclosures by signing and dated the enclosed copy of this letter and returning it to the Stockholder in the enclosed envelope.

Very truly yours,

/S/ AHMED HUSSEIN
Ahmed Hussein

cc:	Jeffrey N. Siegel, Esq.
Keith E. Gottfried, Esq.
Kenneth L. Altman
Paul Schulman

POWER OF ATTORNEY

KNOW ALL MEN that Ahmed Hussein (the “Stockholder”) hereby constitutes and appoints The Altman Group, Inc., its officers, employees, agents and other persons designed by The Altman Group, Inc. and Blank Rome LLP, its partners, employees, agents and other persons designated by Blank Rome LLP, acting singly, together, or in any combination, its true and lawful attorneys-in-fact and agents for it in its name, place and stead, giving and granting unto said attorneys and agents full power and authority to act on his behalf, as a stockholder of Quality Systems, Inc., a California corporation (the “Company”), to seek the production, and to engage in the inspection and copying, of records and documents of every kind and description, including, without limitation, the certificate of incorporation and amendments thereto, minutes, by-laws and amendments thereto and any other business records relating to the Company.

The Stockholder reserves all rights on his part which said attorneys hereby are authorized to do or perform. This Power of Attorney may be terminated by the Stockholder or said attorneys by written notice to the other.

/S/ AHMED HUSSEIN
Ahmed Hussein
Date: June 30, 2008

DECLARATION

STATE OF NEW YORK	)
	)	ss:
COUNTY OF NEW YORK	)

Ahmed Hussein, being duly sworn, deposes and says that he has executed the stockholder demand to which this Declaration is attached and affirms under penalty of perjury under the laws of the State of New York that the facts and statements contained in such demand are true and correct in all material respects to his knowledge, information and belief.

/S/ AHMED HUSSEIN
Ahmed Hussein

SWORN TO AND SUBSCRIBED before me

this 25th day of June 2008.

/S/ NATASHA SANTANOO
Notary Public, State of New York Qualified in Queens County Reg No.: 01SA6180915 My Commission Expires January 22, 2012

Exhibit E

AHMED HUSSEIN

630 FIFTH AVENUE, SUITE 2258

NEW YORK, NY 10111-0100

TELEPHONE: (212) 332-1700

FACSIMILE: (212) 332-2599

July 1, 2008

VIA OVERNIGHT DELIVERY

AND FACSIMILE TRANSMISSION

Quality Systems, Inc.

18111 Von Karman Avenue, Suite 600

Irvine, CA 92612

Attention: Mr. Paul Holt

Corporate Secretary

Re:	Stockholder List Use Request Pursuant to Rule 14a-7 under the
Securities Exchange Act of 1934, as amended (the “Exchange Act”)

Ladies and Gentlemen:

The undersigned stockholder, Ahmed Hussein (the “Stockholder”), with a business address of c/o National Investment Co., 630 Fifth Avenue, Suite 2258, New York, NY 10111-0100, is the beneficial owner of 4,654,100 shares (the “Shares”) of the Common Stock, par value $0.01 per share (the “Common Stock”), of Quality Systems, Inc., a California corporation (“QSI” or the “Company”). The Stockholder intends to conduct a solicitation of proxies (the “Proxy Solicitation”) from the Company’s stockholders for use at the 2008 Annual Meeting of Stockholders of the Company and at any adjournments, postponements and continuations thereof or at any other meeting of stockholders held in lieu thereof (the “Annual Meeting”).

Pursuant to Rule 14a-7 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Stockholder hereby requests that the Company provide to it the Company’s stockholder list and security position listings for the purpose of disseminating solicitation materials to the holders of the Common Stock. Unless specifically indicated otherwise, all references to “Rule” in this letter shall refer to the applicable “rule” promulgated under the Exchange Act.

For purposes of communicating the Company’s election under Rule 14a-7(b)(2) to comply with either paragraph (a)(2)(i) or paragraph (a)(2)(ii) of Rule 14a-7, please contact Keith E. Gottfried of Blank Rome LLP, by hand delivery or mail at Watergate 600 New Hampshire Avenue, Washington, D.C. 20037, by electronic mail to Gottfried@Blankrome.com, by telephone at (202) 772-5887, or by facsimile at (202) 572-1434. In addition, if the Company believes that this request is incomplete or otherwise deficient in any respect, please contact such counsel immediately so that the Stockholder may promptly address any alleged deficiencies.

Quality Systems, Inc.

July 1, 2008

The Company is required by Rule 14a-7(a)(1) to deliver to the Stockholder within five (5) business days after receipt of this letter the following information:

1. Notification of the Company’s election under Rule 14a-7(b)(2) as to whether the Company has elected to mail the solicitation materials or furnish the Stockholder with a stockholder list;

2. A statement of the approximate number of record holders and beneficial holders of the Common Stock, separated by type of holder; and

3. The estimated cost of mailing a proxy statement, form of proxy or other communication to such holders, including to the extent known or reasonably available, the estimated costs of any bank, broker and similar person through whom the registrant has solicited or intends to solicit beneficial owners in connection with the 2008 Annual Meeting.

If the Company elects to mail the solicitation materials pursuant to Rule 14a-7 (a)(2)(i), the Company is required to, among other things, send copies of any proxy statement, form of proxy, or other soliciting material, including a Notice of Internet Availability of Proxy Materials (as described in Rule 14a-16), furnished by the Stockholder to the record holders of the Common Stock, including banks, brokers, and similar entities. A sufficient number of copies must be sent to banks, brokers and similar entities for distribution to all beneficial owners of the Common Stock. The Company shall send the aforementioned solicitation materials with reasonable promptness after the Stockholder’s tender of such materials to be sent, envelopes or other containers therefor, postage or payment for postage and other reasonable expenses of effecting such distribution.

If the Company elects to provide the Stockholder with a stockholder list pursuant to Rule 14a-7 (a)(2)(ii), the Company is required to deliver the following information to the Stockholder no later than five (5) business days after receipt of this letter:

1. A reasonably current list of the names, addresses and security positions of the record holders of the Common Stock, including banks, brokers and similar entities;

2. The most recent list of names, addresses and security positions of beneficial owners as specified in Rule 14a-13(b), in the possession, or which subsequently comes into the possession, of the Company;

Quality Systems, Inc.

July 1, 2008

3. The names of stockholders at a shared address that have consented to delivery of a single copy of proxy materials to a shared address, if the Company has received written or implied consent in accordance with Rule 14a-3(e)(1); and

4. If the Company has relied on Rule 14a-16, the names of the stockholders who have requested paper copies of the proxy materials for all meetings and the names of stockholders who, as of the date that the Company receives the request, have requested paper copies of the proxy materials only for the meeting to which the solicitation relates.

This information should be in the format normally used by the Company for providing such information to its proxy solicitor, accompanied by a printout of the information and any instructions as are necessary to make use of such information. The Company shall furnish the Stockholder with updated record holder information on a daily basis or, if not available on a daily basis, at the shortest reasonable intervals; provided, however, the Company need not provide beneficial or record holder information more current than the record date for the Annual Meeting.

Pursuant to Rule 14a-7(c)(1), enclosed please find (a) a copy of Amendment No. 9 to the beneficial ownership report on Schedule 13D filed by the Stockholder with the Securities and Exchange Commission on May 28, 2008, and (b) an affidavit of ownership executed by a representative of Bear, Stearns & Co. Inc., the Stockholder’s brokerage firm, confirming the Stockholder’s beneficial ownership of the Shares as of June 27, 2008. The Stockholder is aware of and will comply with his obligations under Rules 14a-7(d) and 14a-(7)(e).

Attached hereto as Exhibit A is the declaration required by Rule 14a-7(c)(2) of the Exchange Act containing the attestations required by Rule 14a-7(c)(2)(i) and Rule 14a-7(c)(2)(ii).

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Quality Systems, Inc.

July 1, 2008

Please acknowledge receipt of this letter and the enclosures by signing and dated the enclosed copy of this letter and returning it to the Stockholder in the enclosed envelope.

Very truly yours,

/S/ AHMED HUSSEIN
Ahmed Hussein

cc:	Jeffrey N. Siegel, Esq.
Keith E. Gottfried, Esq.
Kenneth L. Altman

EXHIBIT A

DECLARATION

STATE OF NEW YORK	)
	)	ss:
COUNTY OF NEW YORK	)

Ahmed Hussein (the “Stockholder”), being duly sworn, deposes and says:

(i) The Stockholder intends to solicit proxies (the “Proxy Solicitation”) from the holders of shares of common stock, $0.01 par value per share, of Quality Systems, Inc., a California corporation (“QSI” or the “Company”), with respect to the election of directors and the approval by the Company’s stockholders of the proposals set forth on Attachment A hereto, at the 2008 Annual Meeting of Stockholders of the Company and any adjournments, postponements, reschedulings or continuations thereof or any meeting of stockholders held in lieu thereof (the “Annual Meeting”);

(ii) The Stockholder further states that the security holder list information (the “List Information”) that will be provided by the Company to the Stockholder pursuant to the Stockholder’s letter of request dated July 1, 2008 and made pursuant to Rule 14a-7 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), will not be used for any purpose other than to solicit the Company’ stockholders with respect to the Annual Meeting or action by written consent or authorization for which the Company is soliciting or intends to solicit or to communicate with stockholders with respect to a solicitation commenced by the Company; and

(iii) The Stockholder will not disclose the List Information to any person other than an employee or agent of the Stockholder (or his fellow participants, as such term is defined in Instruction 3 of Item 4 of Schedule 14A) to the extent necessary to effectuate the communication or Proxy Solicitation.

This declaration is being made pursuant to Rule 14a-7(c)(2) under the Exchange Act.

/S/ AHMED HUSSEIN
Ahmed Hussein

SWORN TO AND SUBSCRIBED before me

this 25th day of June 2008.

/S/ NATASHA SANTANOO
Notary Public, State of New York Qualified in Queens County Reg No.: 01SA6180915 My Commission Expires January 22, 2012

ATTACHMENT A

PROPOSALS INTENDED TO BE MADE BY AHMED HUSSEIN

AT THE 2008 ANNUAL MEETING OF STOCKHOLDERS,

OR OTHER MEETING OF STOCKHOLDERS HELD IN LIEU THEREOF,

OF QUALITY SYSTEMS, INC. (THE “COMPANY”)

(IN ADDITION TO THE NOMINATION OF SIX (6) NOMINEES FOR

ELECTION TO THE BOARD OF DIRECTORS OF THE COMPANY)

Proposal 1: To amend the Amended and Restated Bylaws of the Company to conform the definition of independent director contained therein to the definition of independent outside director advocated by RiskMetrics ISS Governance Services (“ISS”).

RESOLVED, that the Corporate Governance Provisions that form a part of the Bylaws be, and hereby are, amended, to provide that an independent director means that the director has no material connection to the Company other than a board seat. For purposes of this definition, “material” is defined as a standard of relationship (financial, personal or otherwise) that a reasonable person might conclude could potentially influence one’s objectivity in the boardroom in a manner that would have a meaningful impact on an individual’s ability to satisfy requisite fiduciary standards on behalf of stockholders. For the avoidance of the doubt, the following persons shall not be considered independent:

a.	Former CEO of the Company (including any former CEO of the Company prior to the Company’s initial public offering (IPO));

b.	Former CEO of an acquired company within the past five years;

c.	Former interim CEO if the service was longer than 18 months. If the service was between twelve and eighteen months an assessment of the interim CEO’s employment agreement will be made;

d.	Former executive of the Company, an affiliate or an acquired firm within the past five years;

e.	Executive of a former parent or predecessor firm at the time the Company was sold or split off from the parent/predecessor within the past five years;

f.	Executive, former executive, general or limited partner of a joint venture or partnership with the Company;

g.	Relative of a current Section 16 officer of the Company or its affiliates;

h.	Relative of a current employee of the Company or its affiliates where additional factors raise concern (which may include, but are not limited to, the following: a director related to numerous employees; the company or its affiliates employ relatives of numerous board members; or a non-Section 16 officer in a key strategic role);

i.	Relative of former Section 16 officer, of the Company or its affiliate within the last five years;

j.	Currently provides (or a relative provides) professional services to the Company, to an affiliate of the Company or an individual officer of the Company or one of its affiliates in excess of $10,000 per year;

k.	Employed by (or a relative is employed by) a significant customer or supplier of the Company if the Company makes or receives annual payments exceeding the greater of $200,000 or 5 percent of the recipient’s gross revenues. (The recipient is the party receiving the financial proceeds from the transaction);

l.	Has (or a relative has) any transactional relationship with the Company or its affiliates (excluding investments in the Company through a private placement) if the Company makes or receives annual payments exceeding the greater of $200,000 or 5 percent of the recipient’s gross revenues. (The recipient is the party receiving the financial proceeds from the transaction);

m.	Any material financial tie or other related party transactional relationship to the Company;

n.	Party to a voting agreement to vote in line with management on proposals being brought to stockholder vote;

o.	Has (or a relative has) an interlocking relationship as defined by the SEC involving members of the board of directors or its Compensation Committee;

p.	Founder of the Company but not currently an employee; and

q.	Is (or a relative is) a trustee, director or employee of a charitable or non-profit organization that receives grants or endowments from the Company or its affiliates.

For purposes of the foregoing definition of “independent director” relatives include spouses, parents, children, step-parents, step-children, siblings, in-laws, and any person (other than a tenant or employee) sharing the household of any director, nominee for director, executive officer, or significant stockholder of the Company.

Proposal 2: Repeal of any and all amendments to the Company’s Amended and Restated Bylaws (whether effected by supplement to, deletion from or revision of the Bylaws) that are adopted by the Company’s Board of Directors since June 2, 2008.

RESOLVED, that any and all amendments to the Company’s Amended and Restated Bylaws (whether effected by supplement to, deletion from or revision of the Bylaws) since June 2, 2008 (the last date of reported changes) and before the effectiveness of the foregoing Proposals and the seating of the Nominees on the Board, other than those provisions which were duly adopted by the stockholders of the Company and those provisions which under the laws of the State of California cannot be repealed by the stockholders of the Company, be, and hereby are, repealed; and further

RESOLVED, that, without the affirmative vote of the holders of a majority of the stock of the Company having voting power, the Company’s Board of Directors may not thereafter amend any section of the Bylaws affected by such repeal or adopt any new Bylaw provision in a manner which serves to reinstate any repealed provision or adopt any provision having a similar effect as the repealed provision.

AFFIDAVIT OF OWNERSHIP

STATE OF MASSACHUSETTS	)
	)	ss:
COUNTY OF SUFFOLK	)

I, Michael S. Reiter, being duly sworn, hereby attests that the information and facts set forth below are true and correct, including the following:

(i) I am an Account Executive in the Private Client Services Group at Bear, Stearns & Co. Inc. (“Bear Stearns), a member firm of the New York Stock Exchange, Inc.

(ii) I am the account executive at Bear Stearns responsible for overseeing the following brokerage, retirement and other investment accounts #s [omitted] and [omitted] (the “Accounts”) maintained with Bear Stearns, by Ahmed Hussein (the “Stockholder”) and have been overseeing the Accounts at Bear Stearns since January, 2008.

(iii) The Stockholder is the record holder of 294,200 shares (the “Record Shares”) of common stock, $0.01 par value per share (“QSI Common Stock” or the “Common Stock”), of Quality Systems, Inc., a California corporation (“QSI” or the “Company”), which Shares are evidenced by the following stock certificates issued by the Company’s transfer agent, U.S. Stock Transfer Corp.,: (a) QSI stock certificate number 7831 (with respect to 275,000 shares of QSI Common Stock) issued on June 23, 2008; and (b) QSI stock certificate number 7830 (with respect to 19,200 shares of QSI Common Stock) issued on June 23, 2008. A copy of such stock certificates are attached hereto as Exhibit A.

(iv) Prior to being transferred to the Stockholder’s record ownership, the Record Shares have been held continuously in “street name and/or nominee name” in one or more of the Accounts at Bear Stearns since February 2008.

(v) Excluding the Record Shares and 44,000 options to purchase shares of QSI Common Stock, the Stockholder is the beneficial owner of 4,313,400 shares of QSI Common Stock held in the Stockholder’s investment accounts at Bear Stearns.

I state that the above statements are true to the best of my knowledge, information and belief.

BEAR, STEARNS & CO. INC.

By:	/S/ MICHAEL S. REITER
ACCOUNT EXECUTIVE

SWORN TO AND SUBSCRIBED before me

this 27th day of June 2008.

/S/ ANN F. REGAN
Notary Public
Commonwealth of Massachusetts

My commission expires February 13, 2015.